Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2010

2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

OVERVIEW OF THE BUSINESS	3

2010 HIGHLIGHTS	3

OUTLOOK AND STRATEGY	6

SUMMARIZED ANNUAL FINANCIAL AND OPERATING RESULTS	7

REVIEW OF ANNUAL FINANCIAL RESULTS	8

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS	9

REVIEW OF FOURTH QUARTER FINANCIAL RESULTS	10

RESULTS OF OPERATIONS	11

OPERATIONAL REVIEW – OCAMPO MINE	12

OPERATIONAL REVIEW – EL CUBO MINE	21

EXPLORATION REVIEW	22

CONSOLIDATED EXPENSES	25

CONSOLIDATED OTHER INCOME / (EXPENSE)	25

CONSOLIDATED INCOME TAX EXPENSE / (RECOVERY)	26

FINANCIAL CONDITION	26

KEY ECONOMIC TRENDS	27

LIQUIDITY AND CAPITAL RESOURCES	27

CONTRACTUAL OBLIGATIONS	29

OUTSTANDING SHARE DATA	29

OFF-BALANCE SHEET ARRANGEMENTS	29

FINANCIAL INSTRUMENTS AND HEDGING	29

TRANSACTIONS WITH RELATED PARTIES	30

SUBSEQUENT EVENTS	31

NON-GAAP MEASURES	31

RISKS AND UNCERTAINTIES	32

INTERNATIONAL FINANCIAL REPORTING STANDARDS	36

CRITICAL ACCOUNTING POLICIES AND ESTIMATES	41

CONTROLS AND PROCEDURES	43

CAUTIONARY NOTE TO U.S. INVESTORS	44

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	44

2

2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated March 23, 2011, relates to the financial condition and results of operations of Gammon Gold Inc. (“the Company”) together with its wholly owned subsidiaries, and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2010, and notes thereto. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All results are presented in United States dollars, unless otherwise stated.

The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. Except where otherwise indicated, “gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

Statements are subject to the risks and uncertainties identified in the Risks and Uncertainties and Cautionary Note regarding Forward-Looking Statements sections of this document.

OVERVIEW OF THE BUSINESS

Gammon Gold Inc. is a publicly traded gold and silver producer engaged in the mining, development, exploration and acquisition of resource properties in North America. The Company owns and operates two mines in Mexico, the Ocampo mine in Chihuahua State, and the El Cubo mine in Guanajuato State, and also owns the Guadalupe y Calvo advanced exploration property in Chihuahua State, Mexico. The Company has also recently executed purchase-option agreements to acquire the Mezquite Project in Zacatecas State, Mexico (460 hectares), the Venus Project located north of the Ocampo mine in Chihuahua State, Mexico (4,575 hectares), the Los Jarros Project in Chihuahua State, Mexico (43,229 hectares), and has executed an agreement with Aurion Resources Ltd. which provides an option to earn up to a 70% interest in the 12,985 hectare La Bandera Project located in Durango, Mexico. The Company has also acquired a new block of three claims on the west side of the Ocampo Mine properties that added 2,886 hectares to the Ocampo mineral properties – now totalling 14,641 hectares. A major new exploration concession of 14,669 hectares, “Fraile Norte” was also staked in the state of San Luis Potosi to cover potential extensions of the Santa Maria de la Paz mining district. The Company has also made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation.

The Company’s common shares are listed on the Toronto Stock Exchange (TSX: GAM), the New York Stock Exchange (NYSE: GRS) and the Berlin Stock Exchange (BSX: GL7). Further details on Gammon Gold Inc. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.gammongold.com.

The profitability and operating cash flow performance of the Company are affected by numerous factors, including but not limited to, the prices of gold and silver, the amount of metal production, and the level of operating costs, capital expenditures, and general and administrative costs. The Company is also exposed to fluctuations in foreign currency exchange rates, political risks, and the level of taxation imposed by local and foreign jurisdictions. While the Company attempts to manage these risks, many of the factors affecting these risks are beyond the Company’s control. For additional information on the factors that affect the Company, see the discussion of Risks and Uncertainties on page 32.

The price of gold is the largest single factor impacting the profitability and operating cash flow of the Company. The price of gold remained strong throughout 2010, with an average London PM Fix price of $1,225 per ounce; a 26% increase over the average price of $972 per ounce in 2009. Silver prices also remained strong during 2010, with an average London PM Fix price of $20.19 per ounce; a 38% improvement over the average price of $14.67 per ounce in 2009. The price of silver outperformed that of gold during 2010, causing the realized silver-to-gold ratio to decline from 66:1 during 2009 to 61:1 in 2010. As a result of the volatility in the gold equivalency ratio during 2009 and 2010, when making annual and quarterly comparisons, the reader should focus on actual gold and silver production and sales, or on the gold equivalent production or sales calculated using the Company’s long-term gold equivalency ratio of 55:1.

2010 HIGHLIGHTS

▬

On February 28, 2011, the Company announced updated reserves and resources estimates as at December 31, 2010. Using gold and silver prices of $1,025 and $16.60 respectively (gold equivalency ratio of 61.75:1), the Company added 459 thousand gold equivalent ounces to total proven and probable mineral reserves, representing an 18% increase before mining depletion. In addition, the Company added 238 thousand gold equivalent ounces (using gold and silver prices of $1,250 and $22.75 respectively, or a silver-to-gold equivalency ratio of 55:1) to measured and indicated resources, representing an increase of 47%.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

▬

Despite $9.2 million of mine standby costs at El Cubo, earnings before other items were $60.3 million in 2010 versus earnings before other items of $27.4 million in 2009, representing a $32.9 million or 120% increase year-over-year and the best annual result in the Company’s history.

▬	Cash flow from operations during 2010 increased by $19.4 million, or 25%, to $97.6 million, compared to $78.2 million in 2009.

▬	On a consolidated basis, the Company produced 114,064 gold ounces and 4,953,870 silver ounces, or 204,133 gold equivalent ounces during 2010. In 2009, the Company produced 136,309 gold ounces, 5,165,514 silver ounces, or 230,228 gold equivalent ounces. This reduction in ounces produced year-over-year was a result of the suspension of operations at the El Cubo mine during the second quarter of 2010, resulting in El Cubo contributing 28,761 fewer gold equivalent ounces to consolidated production in 2010. Using the Company’s realized gold equivalency ratios of 61:1 and 66:1, production in 2010 and 2009 equaled 195,566 and 214,072 gold equivalent ounces respectively.

▬	Annually, the Company produced 103,220 gold ounces, and 4,417,413 silver ounces at the Ocampo mine, at a cash cost per gold equivalent ounce of $423. This annual result was in line with the Company’s September 16, 2010 guidance that included production of 100,000 to 110,000 gold ounces, and 4,400,000 to 4,950,000 silver ounces, at a cash cost of $410 to $435 per gold equivalent ounce.

▬	On a consolidated basis, cash costs per gold equivalent ounce in 2010 were $459(1), compared to $430(1) per gold equivalent ounce in 2009, representing an increase of 7% year-over-year. This increase is partially due to higher cash costs at El Cubo prior to the suspension of operations. Using realized gold equivalency ratios, 2010 cash costs per gold equivalent ounce were $479(1), representing an increase of 4% over 2009 cash costs per gold equivalent ounce of $462(1).

▬	Revenue from mining operations increased 15% to $238.3 million compared to $206.8 million in 2009, largely as a result of an increase in realized gold and silver prices of 26% and 36%, partially offset by the decrease in production resulting from the suspension of operations at the El Cubo mine.

▬	During 2010, the Company renegotiated its credit facility with the Bank of Nova Scotia and Société Générale. The revised agreement provides for a $75 million revolving facility over a three year term, which may be increased to $100 million upon the completion of the acquisition of Capital Gold, subject to satisfactory due diligence by the lenders on Capital Gold subsequent to closing. The credit facility does not require principal repayments other than a one-time payment at maturity equal to the drawn balance at that point in time.

▬	On June 1, 2010, the Company completed a non-brokered private placement with Golden Queen Mining Co. Ltd. (“Golden Queen”) by acquiring 5,000,000 units of Golden Queen for an aggregate purchase price of CAD $8 million (USD $7.6 million). Each unit consists of one common share, one quarter of one share purchase warrant exercisable at CAD $1.75 and one quarter of one share purchase warrant exercisable at CAD $2.00 for a period of eighteen months following the closing date of the transaction. Golden Queen is a gold exploration and development company whose principal asset is the Soledad Mountain property located in Kern County, Southern California.

▬	On July 16, 2010, the Company completed a non-brokered private placement with Corex Gold Corporation (“Corex”) by acquiring 4,706,000 units of Corex for an aggregate purchase price of CAD $3.2 million (USD $3.1 million). Each unit consists of one common share and one half of one share purchase warrant exercisable at CAD $0.90 for a period of twenty-four months following the closing date of the transaction. Corex is a gold exploration company whose principal asset is the Santana Gold property located in Sonora State, Mexico.

▬	On December 16, 2010, the Company entered into a binding Letter of Intent with Aurion Resources Ltd. (“Aurion”) wherein both parties agreed to negotiate a definitive agreement that will provide the Company with an option to earn up to a 70% joint venture interest in the La Bandera Project located in Durango, Mexico. This agreement was executed in the first quarter of 2011. Under the terms defined in the agreement, the Company will have the option to earn its interest through a $250,000 private placement in Aurion and a series of escalating work commitments.

▬	During 2010, the Company completed land acquisitions and option agreements totaling 65,819 hectares in Mexico, including the Mezquite project in Zacatecas State, the Venus and Los Jarros projects in Chihuahua State, and the Fraile Norte project in San Luis Potosi State.

▬	During 2010, the Company confirmed the addition of four independent Board members, including a new independent Chairman of the Board. The Company’s Board is now comprised of nine directors, seven of which are independent. In addition, the Company appointed Ambassador Martha I. Lara-Alatorre as Government Relations Advisor to its Board of Directors to provide insight on geo- sociopolitical matters, and legislative trends in mining, environment and labour, within Mexico.

▬	On October 1, 2010, the Company entered into a definitive merger agreement with Capital Gold Corporation (“Capital Gold”) pursuant to which the Company will acquire all of the issued and outstanding common shares of Capital Gold. Under the terms of the agreement, each common share of Capital Gold would be exchanged for 0.5209 common shares of Gammon Gold and a cash payment of $0.79 per share. On March 17, 2011, the Company amended the merger agreement with Capital Gold by increasing the cash component of the merger consideration to be paid to Capital Gold shareholders by $0.30 per share, to $1.09. On March 18, 2011, Capital Gold held a shareholder meeting that was adjourned until April 1, 2011, when the shareholder vote will occur. Capital Gold owns and operates the El Chanate gold mine located in Sonora, Mexico as well as the Orion development project in Nayarit, Mexico.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATIONAL HIGHLIGHTS

▬

On June 17, 2010, the Company announced the suspension of operations at the El Cubo mine as a result of continued labour disruptions, the termination of 397 unionized workers for participating in a work stoppage, and rising operating costs associated with the failure of the unionized workforce to achieve expected productivity levels. Operations at the mine were suspended throughout the remainder of 2010.

▬

On February 23, 2011, the Company announced a new collective agreement at the El Cubo mine. The Company believes that this new agreement will allow for improved productivity and cost reductions. Operating supplies and mobile equipment began arriving during the week of March 14, 2011. Underground development work is expected to begin in April 2011.

▬

At Ocampo, the underground mining rate increased steadily throughout the year, averaging 1,537 tonnes per day (“TPD”), and peaked in the fourth quarter of 2010 with an average mining rate of 1,671 TPD. The Company has reported an average mining rate of 1,877 TPD in the months of January and February 2011.

▬

During the year, the Company developed and began commissioning Ocampo’s second underground mine, Santa Eduviges, which is located under the current open pits and is within close proximity to the main crushing circuit. The Company developed a total of 2,045 metres at Santa Eduviges during 2010, and commissioned the mine late in the fourth quarter. The Company has averaged a mining rate of 140 TPD from Santa Eduviges during the first two months of 2011, as the mine continues to ramp up to the targeted level of 500 TPD.

▬

The expansion and re-optimization of the heap leach pad through the conversion to a valley leach design has provided an additional 10 million tonnes of stacking capacity. This initiative has successfully deferred the construction of the Phase III expansion for additional heap leach capacity from 2009 to 2012 - 2013.

▬

In early 2010, the Company launched a strategy to increase redundant capacity at the Ocampo mill facility, such that the mill will be able to consistently maintain targeted production levels while considering periods of scheduled and unscheduled downtime. This project included the installation of a fourth filter press, a sixth leach tank and seventh thickener to the mill circuit. After the installation of the sixth leach tank and seventh thickener in July 2010, the Company’s monthly average processing rate at the mill was 3,171 TPD for the last 5 months of 2010. The fourth filter press was commissioned in January 2011.

▬	As of December 31, 2010, the Company had completed 183,159 metres of exploration drilling, including 136,126 metres at Ocampo, 21,638 metres at El Cubo and 18,579 metres at Guadalupe y Calvo.

(1)	The Company has included a non-GAAP performance measure, total cash cost per gold equivalent ounce, throughout this document. For further information, see the Non-GAAP Measures section on page 31.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

OUTLOOK AND STRATEGY

Gammon Gold Inc. is committed to responsibly operating and growing to become one of the most profitable North American precious metal companies, creating value for all of its stakeholders, including shareholders, employees, suppliers, lenders, government, and the communities in which the Company operates. The Company’s growth strategy is to increase its production profile, reduce cash costs and increase its reserve base through a number of initiatives as follows:

▬	Realizing expansion opportunities at the Ocampo Open Pit mine, Ocampo Underground mine and El Cubo Underground mine;

▬	Fully establishing Santa Eduviges as a second operating underground mine at Ocampo;

▬	The continuation of the Company’s exploration program which is designed to convert resources to reserves, increase resources, and increase the production profile; and

▬	Actively pursuing selective accretive acquisitions.

These growth initiatives are expected to be supported by the significant improvement in the Company’s cash flow performance realized this year that, together with the Company’s working capital position and strong cash balance, will be sufficient to fund the Company’s anticipated working capital requirements, the advancement of the Guadalupe y Calvo project, capital expenditures and growth plans.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARIZED ANNUAL FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
		YEAR ENDED		YEAR ENDED		YEAR ENDED
		DECEMBER 31, 2010		DECEMBER 31, 2009		DECEMBER 31, 2008
Gold ounces sold		111,775		133,003		150,646
Silver ounces sold		4,970,777		5,146,584		5,606,539
Gold equivalent ounces sold (realized)(1)		193,429		210,853		245,028
Gold equivalency ratio (realized)(5)		61		66		59
Gold ounces produced		114,064		136,309		154,428
Silver ounces produced		4,953,870		5,165,514		5,778,874
Gold equivalent ounces produced (realized)(1)		195,566		214,072		251,510
Revenue from mining operations		$238,266		$206,801		$212,522
Production costs, excluding amortization and depletion		$90,866		$94,599		$127,651
Earnings before other items		$60,263		$27,434		$12,884
Net (loss) / earnings		$(147,487)		$8,205		$38,652
Net (loss) / earnings per share		$(1.06)		$0.07		$0.33
Net (loss) / earnings per share, diluted(2)		$(1.06)		$0.06		$0.32
Cash flows from operations		$97,583		$78,218		$55,933
Net free cash flow(3)		$(9,633)		$1,357		$(10,908)
Total cash		$113,142		$128,977		$3,258
Total assets		$819,388		$964,368		$795,563
Total long-term financial liabilities		$31,035		$37,482		$12,668
Cash dividends declared	$	Nil	$	Nil	$	Nil
Total cash costs per gold equivalent ounce (realized)(3)		$479		$462		$528
Total cash costs per gold ounce(3)		$(73)		$156		$313
Average realized gold price per ounce		$1,229		$978		$864
Average realized silver price per ounce		$20.30		$14.91		$14.66
Gold equivalent ounces sold (55:1)(4)		202,152		226,577		252,583
Gold equivalent ounces produced (55:1)(4)		204,133		230,228		259,498
Total cash costs per gold equivalent ounce (55:1)(3)(4)		$459		$430		$512

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis in 2010 as all factors were anti-dilutive.
(3)	See the Non-GAAP Measures section on page 31.
(4)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(5)	Silver ounce equal to one gold ounce.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

REVIEW OF ANNUAL FINANCIAL RESULTS

During 2010, the Company sold 111,775 gold ounces and 4,970,777 silver ounces, compared to sales of 133,003 gold ounces and 5,146,584 silver ounces in 2009. Gold equivalent ounces sold were 202,152, an 11% decline over sales of 226,577 gold equivalent ounces sold in 2009. This decline was entirely due to the suspension of operations at the El Cubo mine in Q2 2010, as El Cubo contributed 27,204 fewer gold equivalent ounces to consolidated ounces sold in the year. Using the realized gold equivalency ratios of 61:1 and 66:1, gold equivalent sales in 2010 and 2009 were 193,429 and 210,853 respectfully. Total revenues during the year were $238.3 million, representing an increase of $31.5 million over revenues of $206.8 million in the prior year. This increase in revenue resulted from a 26% and 36% increase in gold and silver prices respectively, which was partially offset by the 16% lower sales of gold ounces and 3% lower sales of silver ounces during the year.

Earnings before other items in 2010 were $60.3 million, a $32.9 million or 120% improvement over earnings before other items of $27.4 million in 2009. The increase in earnings before other items is primarily due to the $31.5 million increase in revenues discussed above. Also contributing to the increase was a $9.0 million reduction in general and administration expense, which was primarily due to $8.4 million in severance and share-based compensation costs that occurred in 2009 upon the retirement of the Company’s President and Chairman. This was offset by a $3.6 million increase in amortization and depletion, which was primarily due to higher production at the Ocampo underground mine and the impact of decreased open pit reserves as at December 31, 2009, offset by a decline in amortization and depletion at El Cubo due to the suspension of operations in the second half of 2010.

Consolidated net losses of $147.5 million in 2010 represented a $155.7 million decline over the consolidated net earnings of $8.2 million in 2009. This decrease was due to the $193.3 million impairment charge recorded in the second quarter of 2010 related to the El Cubo mine closure, partially offset by the $31.5 million increase in revenue. Before impairment charges and the related tax impact, consolidated net earnings were $45.8 million or $0.33 per share for the year ended December 31, 2010.

Cash costs per gold equivalent ounce were $459 in 2010, versus $430 in 2009, a 7% increase year-over-year. This increase in cash costs per gold equivalent ounce was primarily due to the unfavourable impact of the appreciation in the Mexican peso in 2010 as compared to 2009, rising costs at the El Cubo mine in the first half of 2010, and open pit sequencing at Ocampo in 2010 which resulted in a decline in production. Using realized gold equivalency ratios, total cash costs per gold equivalent ounce in 2010 increased 4% to $479, compared to $462 per gold equivalent ounce in 2009.

The Company reported cash flow from operations of $97.6 million, an increase of $19.4 million or 25%, over cash flow from operations of $78.2 million in the prior year. This significant increase in cash flow resulted from improved metal prices, partially offset by negative changes in non-cash working capital during the year specifically relating to the collection of receivables, increases in inventory and the timing of payments on payable balances.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
		Q4 2010		Q3 2010		Q2 2010		Q1 2010		Q4 2009		Q3 2009		Q2 2009		Q1 2009
Gold ounces sold		28,207		26,361		28,151		29,056		38,249		29,858		30,461		34,435
Silver ounces sold		1,170,723		1,202,713		1,257,683		1,339,658		1,509,511		1,249,252		1,116,067		1,271,754
Gold equivalent ounces sold (realized)(1)		51,439		45,099		47,499		49,392		62,462		49,305		47,081		52,005
Gold equivalency ratio(2)		50		64		65		66		62		64		67		72
Gold ounces produced		29,384		27,018		29,231		28,431		36,829		31,536		31,115		36,829
Silver ounces produced		1,199,829		1,189,769		1,280,201		1,284,071		1,465,098		1,265,645		1,083,471		1,351,300
Gold equivalent ounces produced (realized)(1)		53,030		45,520		48,955		48,061		60,407		51,062		47,123		55,480
Revenue from mining operations		$71,017		$55,518		$57,044		$54,687		$68,220		$47,906		$43,326		$47,349
Production costs, excluding amortization and depletion		$20,693		$19,800		$24,651		$25,722		$27,113		$23,845		$20,546		$23,095
Earnings / (loss) before other items		$25,128		$11,058		$11,442		$12,635		$21,543		$(2,117)		$3,422		$4,586
Net earnings / (loss)		$23,458		$7,520		$(180,293)		$1,828		$13,653		$(1,213)		$(6,764)		$2,529
Net earnings / (loss) per share, basic		$0.17		$0.05		$(1.30)		$0.01		$0.10		$(0.01)		$(0.05)		$0.02
Net earnings / (loss) per share, diluted(3)		$0.17		$0.05		$(1.30)		$0.01		$0.10		$(0.01)		$(0.05)		$0.02
Cash from / (used in) operations		$35,640		$31,237		$15,694		$15,012		$31,597		$13,875		$13,715		$19,031
Net free cash flow(4)		$7,125		$3,945		$(12,900)		$(7,803)		$8,950		$(4,588)		$(6,922)		$3,917
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Total cash costs, per gold equivalent ounce (realized)(4)		$411		$449		$531		$530		$445		$500		$453		$455
Total cash costs, per gold ounce(4)		$(388)		$(108)		$70		$125		$35		$191		$198		$221
Average realized gold price(5)		$1,381		$1,230		$1,201		$1,107		$1,093		$971		$920		$903
Average realized silver price(5)		$27.40		$19.19		$18.47		$16.81		$17.54		$15.15		$13.71		$12.63
Gold equivalent ounces sold (55:1)(6)		49,493		48,228		51,018		53,413		65,694		52,572		50,753		57,558
Gold equivalent ounces produced (55:1)(6)		51,199		48,650		52,506		51,778		63,467		54,549		50,814		61,398
Total cash costs per gold equivalent ounce (55:1)(4)(6)		$427		$419		$494		$490		$423		$469		$420		$411

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	Silver ounce equal to one gold ounce.
(3)	Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis in Q2 2009, Q3 2009 and Q2 2010 as all factors were anti-dilutive.
(4)	See the Non-GAAP Measures section on page 31.
(5)	Average realized prices are on a per ounce basis.
(6)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the Company’s long-term gold equivalency ratio of 55:1.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

REVIEW OF FOURTH QUARTER FINANCIAL RESULTS

During the fourth quarter of 2010, the Company sold 28,207 gold ounces and 1,170,723 silver ounces, compared to sales of 38,249 gold ounces and 1,509,511 silver ounces in the fourth quarter of 2009. Using the Company’s long-term gold equivalency ratio of 55:1, gold equivalent ounces sold were 49,493, a 25% decline over sales of 65,694 gold equivalent ounces sold in 2009. This decline was entirely due to the suspension of operations at the El Cubo mine in Q2 2010, as El Cubo contributed 15,776 fewer gold equivalent ounces to consolidated ounces sold in the quarter. Using the realized gold equivalency ratios of 50:1 and 62:1 gold equivalent ounces sold in the fourth quarter of 2010 and 2009 were 51,439 and 62,462 respectfully. Fourth quarter revenues increased to $71.0 million compared to Q4 2009 revenues of $68.2 million. The $2.8 million increase in revenue was due to the 26% and 56% increase in the realized prices of gold and silver respectively, offset by a decline in revenues resulting from the suspension of operations at El Cubo.

Earnings before other items were $25.1 million in the fourth quarter of 2010, representing the best quarterly result in the Company’s history. This achievement was a $3.6 million or 17% improvement over Q4 2009’s earnings before other items of $21.5 million and resulted from the improvement in revenue mentioned previously and the reduction in total costs due to the suspension of operations at El Cubo, partially offset by higher production costs at Ocampo quarter-over-quarter resulting from increased tonnes mined in the open pit. Ocampo contributed $33.6 million to earnings before other items in the fourth quarter of 2010, the best quarterly result in the history of the mine.

Consolidated net earnings were $23.5 million in the fourth quarter of 2010, representing a $9.8 million or 72% increase over the Company’s consolidated net earnings of $13.7 million in the fourth quarter of 2009. This quarterly earnings result was largely due to the increase in revenue and reduction in production costs previously discussed, offset by a $4.5 million reduction in income tax expense quarter-over-quarter.

Consolidated cash costs per gold equivalent ounce were largely consistent quarter-over-quarter, with the Company reporting $427 in Q4 2010 compared to $423 per ounce in Q4 2009. Consolidated cash costs improved quarter-over-quarter due to the higher cost El Cubo operation being suspended throughout Q4 2010; however this improvement was entirely offset by an increase in cash costs at the Ocampo mine due to scheduled open pit sequencing, resulting in a relatively consistent consolidated cost per ounce produced. Using realized gold equivalency ratios for Q4 2010 and Q4 2009, total cash costs per gold equivalent ounce for the fourth quarter decreased by 8% to $411, compared to $445 per gold equivalent ounce in the same period in 2009.

The Company reported cash flow from operations during the fourth quarter of $35.6 million, representing the best quarterly operating cash flow result in the Company’s history. This achievement was an increase of $4.0 million, or 13%, over the same quarter of the prior year and primarily resulted from higher gold and silver prices when compared to the fourth quarter of 2009, partially offset by negative changes in non-cash working capital during the year relating to the collection of receivables and increases in inventory. The Ocampo mine contributed $41.9 million, or $0.30 per share, to fourth quarter operating cash flows, representing the mine’s best ever quarterly operating cash flow.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

(in thousands, except ounces and total cash costs)
	OCAMPO		EL CUBO		CORPORATE
THREE MONTHS ENDED DECEMBER 31	2010	2009	2010	2009	2010	2009
Gold ounces sold	28,207	29,463	-	8,786	-	-
Silver ounces sold	1,170,723	1,125,069	-	384,442	-	-
Gold equivalent ounces sold (realized)(1)	51,439	47,539	-	14,923	-	-
Gold ounces produced	29,384	27,932	-	8,897	-	-
Silver ounces produced	1,199,829	1,068,731	-	396,367	-	-
Gold equivalent ounces produced (realized)(1)	53,030	45,167	-	15,240	-	-
Revenue from mining operations	$71,017	$51,783	-	$16,437	-	-
Production costs	$20,693	$17,663	-	$9,450	-	-
Refining costs	$449	$569	-	$139	-	-
Mine standby costs	-	-	$1,413	-	-	-
Net earnings / (loss) before other items	$33,636	$22,254	$(1,736)	$3,635	$(6,772)	$(4,346)
Cash flow from operations	$41,894	$34,840	$(2,959)	$8,399	$(3,295)	$(11,642)
Total cash costs per gold equivalent ounce (realized)(2)	$411	$384	-	$643	-	-
Total cash costs per gold ounce(2)	$(388)	$(51)	-	$320	-	-
Gold equivalent ounces sold (55:1)(3)	49,493	49,918	-	15,776
Gold equivalent ounces produced (55:1)(3)	51,199	47,363	-	16,103
Total cash costs per gold equivalent ounce (55:1)(2)(3)	$427	$366	-	$608

(in thousands, except ounces and total cash costs)
	OCAMPO		EL CUBO		CORPORATE
YEAR ENDED DECEMBER 31	2010	2009	2010	2009	2010	2009
Gold ounces sold	100,615	105,818	11,160	27,185	-	-
Silver ounces sold	4,415,308	3,976,304	555,469	1,170,280	-	-
Gold equivalent ounces sold (realized)(1)	173,716	166,071	19,713	44,782	-	-
Gold ounces produced	103,220	108,467	10,844	27,842	-	-
Silver ounces produced	4,417,413	3,982,175	536,457	1,183,339	-	-
Gold equivalent ounces produced (realized)(1)	176,458	168,494	19,108	45,578	-	-
Revenue from mining operations	$215,717	$162,579	$22,549	$44,222	-	-
Production costs	$74,819	$66,988	$16,047	$27,610	-	-
Refining costs	$1,631	$2,232	$242	$623	-	-
Mine standby costs	-	-	$9,214	$1,905	-	-
Net earnings / (loss) before other items	$89,616	$54,240	$(10,018)	$(327)	$(19,335)	$(26,479)
Cash flow from operations	$116,108	$87,182	$(3,434)	$12,874	$(15,091)	$(21,838)
Total cash costs per gold equivalent ounce(2)	$440	$417	$826	$630	-	-
Total cash costs per gold ounce(2)	$(146)	$95	$587	$390	-	-
Gold equivalent ounces sold (55:1)(3)	180,893	178,114	21,259	48,463
Gold equivalent ounces produced (55:1)(3)	183,537	180,871	20,596	49,357
Total cash costs per gold equivalent ounce (55:1)(2)(3)	$423	$389	$766	$582

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 31.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

11

2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW – OCAMPO MINE

The Ocampo mine, which was commissioned in January 2007, is located in the Sierra Madre Occidental, Chihuahua State, Mexico, and is currently one of the largest operating gold / silver mines in the state. The mine is comprised of both open pit and underground mines, with milling and heap leach processing facilities.

▬	One of the Company’s key objectives at Ocampo in 2010 was to sustain an average mining rate greater than 1,500 TPD in the Northeast underground mine. The mining rate increased steadily throughout the year, averaging 1,537 TPD, and peaked in the fourth quarter of 2010 with an average mining rate of 1,671 TPD. This increase in production was largely due to the underground reinvestment, training and reorganization program that took place in 2009. Ocampo underground operations, including Santa Eduviges, have continued to mine at a rate above the Company’s target, reporting an average of 1,877 TPD in the months of January and February 2011.

▬	During 2010, there was also significant improvement in underground development with a total of 22,382 metres developed during the year, a 49% increase over metres developed during 2009.

▬	In early 2010, the Company launched a strategy to increase redundant capacity at the Ocampo mill facility, such that the mill will be able to consistently maintain targeted production levels while considering periods of scheduled and unscheduled downtime. This project included the installation of a sixth leach tank and a seventh thickener, both of which were commissioned during the third quarter. The project also included the installation of a fourth filter press, a pulp density control system, and an automation system, which were all commissioned by the end of January 2011.

▬	The expansion and re-optimization of the heap leach pad through the conversion to a valley leach design has provided an additional 10 million tonnes of stacking capacity. This initiative has successfully deferred the construction of the Phase III expansion for additional heap leach capacity until 2012 - 2013.

12

2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

OCAMPO OPEN PIT MINE

	QUARTER ENDED		YEAR ENDED
	DECEMBER 31, 2010	DECEMBER 31, 2009	DECEMBER 31, 2010	DECEMBER 31, 2009
Total tonnes mined	9,727,848	8,040,460	36,562,497	31,639,446
Total tonnes mined per day	105,737	87,396	100,171	86,682
Tonnes of ore mined	975,472	670,211	3,621,308	2,727,231
Capitalized stripping and other tonnes	7,362,074	6,357,614	26,226,784	22,910,561
Operating stripping ratio	1.42	1.51	1.85	2.20
Average grade of gold(1)	0.53	0.96	0.54	1.13
Average grade of silver(1)	27	55	30	55
Average grade of gold equivalent(1)	1.06	1.85	1.04	1.96
Average grade of gold equivalent (55:1) (1)(2)	1.03	1.96	1.09	2.12
Tonnes of mineralized waste	-	501,681	-	1,692,736
Average grade of gold(1)	-	0.18	-	0.24
Average grade of silver(1)	-	14	-	11
Average grade of gold equivalent(1)	-	0.40	-	0.41
Average grade of gold equivalent (55:1) (1)(2)	-	0.43	-	0.44
Total tonnes ore mined and marginal material wasted	975,472	1,171,892	3,621,308	4,419,967
Average grade of gold(1)	0.53	0.63	0.54	0.79
Average grade of silver(1)	27	37	30	38
Average grade of gold equivalent(1)	1.06	1.23	1.04	1.36
Average grade of gold equivalent (55:1) (1)(2)	1.03	1.30	1.09	1.48
Tonnes stockpiled ahead of the heap leach	12,155	12,008	12,155	12,008
Average grade of gold(1)	0.44	0.55	0.44	0.55
Average grade of silver(1)	27	44	27	44
Average grade of gold equivalent(1)	1.01	1.22	1.01	1.22
Average grade of gold equivalent (55:1) (1)(2)	0.93	1.35	0.93	1.35
Low grade tonnes stockpiled	-	20,020	-	20,020
Average grade of gold(1)	-	0.27	-	0.27
Average grade of silver(1)	-	27	-	27
Average grade of gold equivalent(1)	-	0.69	-	0.69
Average grade of gold equivalent (55:1) (1)(2)	-	0.76	-	0.76

(1)	Grams per tonne.
(2)	Average grade of gold equivalent includes silver grades converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

The Company mined 9,727,848 tonnes from the open pit in the fourth quarter of 2010, a 21% increase over the fourth quarter of 2009. The Company ended 2010 with 3,386,532 tonnes, or 109,243 TPD, mined in the month of December, representing the best monthly result in the Company’s history. The increase in tonnes mined over Q4 2009 was due to increased productivity in the open pits, as well as more favourable weather conditions. In October 2009, a two-day unseasonal rainfall negatively impacted open pit production for a period of 10 days. Annually, the Company mined 36,562,497 tonnes, or 100,171 TPD, representing a 16% increase over the 31,639,446 tonnes mined during 2009.

The Company mined 975,472 tonnes of ore from the open pit in the fourth quarter of 2010, an increase of 305,261, or 46%, over Q4 2009. The increase over the prior year was primarily due to the previously mentioned increase in tonnage mined during 2010. The need to mine around historical voids encountered in the Picacho pit during Q4 2009 also contributed to the variance. During the fourth quarter of 2010, the Company completed the Plaza de Gallos access road, connecting the Refugio and Picacho pits. This access road reduces the haulage time from the Picacho pit to the crushers by 30% and will contribute to increased ore production in 2011. During 2010 the Company mined 3,621,308 tonnes of ore, an increase of 33% over the prior year.

13

2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company continued its stripping activities at the Picacho open pit, mining 5,885,290 tonnes during the fourth quarter versus 3,721,227 tonnes the third quarter of 2010. To date, development stripping activities at Picacho total approximately 23.5 million tonnes. Stripping of Phase 2 of Picacho will end in the first quarter of 2011 while stripping of Phases 1 and 3 of Picacho will accelerate at the same time. Stripping activities continued at the Conico / Refugio open pit with 1,476,784 tonnes being mined compared to 1,531,010 in the previous quarter. Excluding capitalized stripping and other capitalized activity, mining from the open pit totaled approximately 2.4 million tonnes in Q4 2010, which is consistent with Q3 2010.

OCAMPO UNDERGROUND MINE

	QUARTER ENDED		YEAR ENDED
	DECEMBER 31, 2010	DECEMBER 31, 2009	DECEMBER 31, 2010	DECEMBER 31, 2009
Tonnes of ore mined(3)	153,727	102,973	561,041	263,151
Tonnes of ore mined per day	1,671	1,119	1,537	721
Average grade of gold(1)	2.52	2.44	2.27	2.61
Average grade of silver(1)	166	162	145	154
Average grade of gold equivalent(1)	5.82	5.01	4.70	4.95
Average grade of gold equivalent (55:1) (1)(2)	5.54	5.38	4.90	5.41
Metres developed	7,189	3,668	22,382	15,089

(1)	Grams per tonne.
(2)	Average grade of gold equivalent includes silver grades converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(3)	Includes 3,542 and 20,423 tonnes of low grade development material sent to the heap leach for processing during the three and twelve months ending December 31, 2010.

The Company mined 153,727 tonnes, or 1,671 TPD, of underground ore in the fourth quarter of 2010, an increase of 50,754 tonnes, or 49% over the same period of the prior year. The significant increase over the prior year is due to the underground reinvestment and reorganization program that took place in 2009 that has resulted in steadily improving production since Q2 2009. In the month of December, Ocampo achieved an average daily production rate of 1,785 TPD, the best monthly result in the Company’s history. In the months of January and February 2011, the Ocampo underground operation reported an average mining rate of 1,877 TPD. Annually, the Company mined 561,041 tonnes in 2010, which was a 113% increase over the tonnes mined in 2009.

Development in the underground continued to accelerate in the fourth quarter with a total of 7,189 metres developed, an increase of 10% over Q3 2010 development of 6,546 metres, and an increase of 52% over Q2 2010 development of 4,744 metres. This significant increase in underground development is due to the utilization of additional personnel and equipment from the El Cubo mine that were relocated to Ocampo in late June, and on-going training programs.

At the end of the fourth quarter, the Company began commissioning Ocampo’s second underground mine, Santa Eduviges, which is located under the current open pits and is within close proximity of the main crushing circuit. Production from Santa Eduviges commenced in December 2010, with the mining rate averaging 140 TPD in the months of January and February 2011. The mine is developing its fifth ore horizon and is within a few levels of the core of the deposit. The mine is scheduled to ramp up production to approximately 500 TPD later in 2011. Development at Santa Eduviges totaled 774 metres during the fourth quarter, for a total of 2,045 metres during 2010.

14

2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

OCAMPO MILL CIRCUIT

	QUARTER ENDED		YEAR ENDED
	DECEMBER 31, 2010	DECEMBER 31, 2009	DECEMBER 31, 2010	DECEMBER 31, 2009
Tonnes from the underground	153,312	104,291	539,539	242,974
Average grade of gold processed(1)	2.56	2.44	2.32	2.59
Average grade of silver processed(1)	169	161	148	154
Gold equivalent grade processed(1)	5.93	5.01	4.82	4.93
Gold equivalent grade processed (55:1)(1)(2)	5.64	5.37	5.01	5.39
Tonnes from the open pit	137,537	151,918	590,102	725,335
Average grade of gold processed(1)	1.42	2.07	1.35	2.42
Average grade of silver processed(1)	56	102	70	108
Gold equivalent grade processed(1)	2.51	3.73	2.48	4.04
Gold equivalent grade processed (55:1)(1)(2)	2.44	3.92	2.62	4.38
Total tonnes of ore processed	290,849	256,209	1,129,641	968,309
Total tonnes of ore processed per day	3,161	2,785	3,095	2,653
Average grade of gold processed(1)	2.02	2.22	1.81	2.46
Average grade of silver processed(1)	116	127	107	120
Gold equivalent grade processed(1)	4.30	4.25	3.59	4.27
Gold equivalent grade processed (55:1)(1)(2)	4.12	4.53	3.76	4.64
Gold ounces produced	17,890	17,194	62,758	70,952
Silver ounces produced	829,894	771,301	3,075,656	2,834,314
Gold equivalent ounces produced	34,288	29,635	113,743	113,773
Gold equivalent ounces produced (55:1)(3)	32,979	31,218	118,679	122,487

(1)	Grams per tonne.
(2)	Average grade of gold equivalent includes silver grades converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

The Ocampo mill circuit processed 290,849 tonnes, or 3,161 TPD, during the fourth quarter as compared to 256,209 tonnes, or 2,785 TPD, in the same quarter of 2009. This 14% improvement in the mill processing rate is attributable to the Phase III mill expansion that was completed in the second quarter with the commissioning of the final three cyclones. The quarter-over-quarter improvement was also due to production losses in Q4 2009 that resulted from heavy rainfall and engineering issues associated with the sizing of cyclones used in the Phase III mill expansion. Annually, the Ocampo mill circuit processed 1,129,641 tonnes in 2010 at an average rate of 3,095 TPD, which represents an increase of 17% over 2009.

Using the Company’s long-term gold equivalency ratio of 55:1, grades processed at the mill facility declined from 4.53 gold equivalent grams per tonne in Q4 2009 to 4.12 gold equivalent grams per tonne in Q4 2010. This decrease occurred despite a significant increase in higher grade tonnage from the underground, due to open pit sequencing in the fourth quarter of 2010. Realized mill grades increased to 4.30 gold equivalent grams per tonne in Q4 2010 from 4.25 in the same period in 2009.

Annually, using the Company’s long-term gold equivalency ratio of 55:1, grades processed at the mill declined from 4.64 gold equivalent grams per tonne in 2009 to 3.76 gold equivalent grams per tonne in 2010. This decline occurred despite a significantly higher contribution of tonnage from the underground mine at a relatively consistent grade year-over-year, due to scheduled open pit sequencing. Open pit grades were significantly lower during 2010, partially as a result of the historical voids encountered at Picacho in the early stages of 2010. Grades improved throughout the year as a result of improved short term open pit planning as well as grade control initiatives undertaken in the third quarter.

During the fourth quarter, using the Company’s long-term gold equivalency ratio of 55:1, gold-equivalent ounces produced increased by 6% to 32,979 ounces. This increase was due to the 14% improvement in tonnes processed, partially offset by a 9% decline in grades. Realized gold equivalent ounces produced increased by 16% to 34,288 gold equivalent ounces.

15

2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

OCAMPO CRUSHING & HEAP LEACH CIRCUIT

	QUARTER ENDED		YEAR ENDED
	DECEMBER 31, 2010	DECEMBER 31, 2009	DECEMBER 31, 2010	DECEMBER 31, 2009
Open pit ore tonnes placed on the heap leach pad	875,373	897,908	3,057,859	2,237,516
Underground ore tonnes placed on heap leach pad	3,542	1,433	20,424	21,519
Total tonnes of ore processed	878,915	899,341	3,078,283	2,259,035
Total tonnes of ore processed per day	9,553	9,775	8,434	6,189
Average grade of gold processed(1)	0.39	0.58	0.39	0.66
Average grade of silver processed(1)	23	33	23	33
Gold equivalent grade processed(1)	0.83	1.11	0.77	1.17
Gold equivalent grade processed (55:1)(1)(2)	0.81	1.18	0.81	1.27
Gold ounces produced	11,494	10,738	40,462	37,515
Silver ounces produced	369,935	297,430	1,341,757	1,147,861
Gold equivalent ounces produced	18,742	15,532	62,715	54,721
Gold equivalent ounces produced (55:1)(3)	18,220	16,145	64,858	58,384

(1)	Grams per tonne.
(2)	Average grade of gold equivalent includes silver grades converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

During the fourth quarter of 2010, the Company placed 878,915 tonnes on the heap leach pad at an average stacking rate of 9,553 TPD, representing a 2% decline over the stacking rate in Q4 2009. Annually, the Company placed 3,078,283 tonnes on the heap leach pad at an average stacking rate of 8,434 TPD, representing an increase of 36%, or 2,245 TPD, over 2009 when stacking rates were reduced to conserve space on the leach pad. Annual processing rates at the heap leach were negatively impacted by additional pit wall lay back requirements in the Plaza de Gallos pit during the third quarter of 2010, which reduced ore production from the open pit and resulted in a lower processing rate for that period.

During the fourth quarter, the gold equivalent grades placed on the heap leach declined from 1.18 grams per tonne in Q4 2009 to 0.81 gold equivalent grams per tonne. Lower grades in 2010 were attributable to the lowering of the open pit mill cut-off grade to reflect the stronger metal price environment, the cessation of stockpiling very low grade material, which reduced the grade of open pit ore placed on the heap leach as compared to the prior year, and the lowering of the heap leach cut-off grade to 0.20 gold equivalent grams per tonne. Realized grades declined from 1.11 gold equivalent grams per tonne in 2009 to 0.83 gold equivalent grams per tonne in 2010. Annually, gold equivalent grades placed on the heap leach declined from 1.27 gold equivalent grams per tonne in 2009 to 0.81 gold equivalent grams per tonne in 2010 for the same reasons as mentioned previously. Realized annual grades were 0.77 gold equivalent grams per tonne in 2010, compared to 1.17 gold equivalent grams per tonne in the prior year.

As of the end of the year, the Company had 12,155 tonnes of ore, grading 0.93 gold equivalent grams per tonne, stockpiled ahead of the heap leach compared to 32,028 tonnes of ore at 0.98 gold equivalent grams per tonne at the end of 2009.

OCAMPO CASH COSTS

Cash costs per gold equivalent ounce were $427 in the fourth quarter of 2010, representing a 17% increase over cash costs of $366 per gold equivalent ounce in the fourth quarter of 2009. Cash costs increased in 2010 due to an unfavourable appreciation in the Mexican peso and the processing of lower grade ore which has increased the cost per ounce produced. Using realized gold equivalent ratios, cash costs per gold equivalent ounce were $411 in Q4 2010 compared with $384 in the fourth quarter of 2009, an increase of 7% quarter-over-quarter. Annually, cash costs per gold equivalent ounce increased from $389 in 2009 to $423 in 2010 for the same reasons as mentioned previously. Using realized gold equivalency ratios, cash costs per gold equivalent ounce were $440 in 2010, an increase of 6% over cash costs per gold equivalent ounce of $417 in 2009.

16

2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

OCAMPO EXPLORATION

The Company continues to dedicate substantial resources to exploration activities at the flagship Ocampo mine. Due to the success of the program earlier in the year, the Company approved further exploration expenditures of $14.2 million to conduct a further 78,700 metres of drilling and 3,290 metres of drifting in the second half of 2010. Subsequently, the Company completed an additional 330 drill holes at Ocampo during the fourth quarter, increasing the 2010 total to 751 drill holes and 137,392 metres. This includes 400 surface drill holes for 73,266 metres and 351 underground drill holes for 64,126 metres. The entire drill database for Ocampo, from 1997 through 2010, now totals 2,954 drill holes for 523,889 metres.

The primary focus of the 2010 underground drilling program was to extend known vein resources in the Northeast underground mine, both along strike and downward below existing ore shoots, infill new vein discoveries drilled from surface at the Northeast underground, and to delineate additional resources in the Santa Eduviges veins directly under the operating open pits. The Company was successful on all three fronts, with the addition of reserves in 15 of the existing 21 veins at the Northeast underground, the addition of six new vein discoveries at the Northeast underground, and the addition of five new veins in the Santa Eduviges complex. After accounting for 2010 depletion, and assuming current underground mining rates, the Company has effectively added more than three additional years of production to its underground operations at Ocampo.

17

2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

Some of the better intercepts from the underground drilling conducted during the quarter include the following:

							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH (M)	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
OU-0881	AVENTURERO	228.0	229.1	1.1	8.46	293	13.79
OU-0881	AVENTURERO	233.0	233.4	0.4	4.11	430	11.93
OU-0885	AVENTURERO	169.4	172.5	3.1	1.10	153	3.88
OU-0887	AVENTURERO	194.7	195.5	0.8	16.50	74	17.84
OU-0887	AVENTURERO	236.4	237.2	0.8	7.44	58	8.49
OU-0971	JESUS MARIA	88.5	92.1	3.6	3.91	46	4.75
OU-1046	JESUS MARIA	90.0	92.9	2.8	7.35	368	14.03
OU-1046	JESUS MARIA	82.5	85.5	3.0	3.06	208	6.84
OU-1047	JESUS MARIA	81.6	85.5	4.0	6.02	113	8.08
OU-0972	NEW VEIN	30.6	34.3	3.7	5.30	25	5.76
OU-0972	NEW VEIN	26.8	28.6	1.9	9.65	10	9.84
OU-0892	ROSARIO	22.7	25.2	2.5	2.17	188	5.58
OU-0903	ROSARIO	61.0	62.0	1.1	27.60	2,358	70.47
OU-0931	ROSARIO	97.9	99.0	1.1	4.43	266	9.27
OU-0956	ROSARIO	50.5	53.7	3.2	5.63	586	16.29
OU-0957	ROSARIO	29.4	30.0	0.6	6.64	352	13.04
OU-0959	ROSARIO	13.1	13.5	0.4	7.04	373	13.82
OU-0964	ROSARIO	14.8	17.0	2.2	1.30	212	5.15
OU-0973	ROSARIO	243.0	244.5	1.5	0.01	866	15.76
OU-1027	ROSARIO	120.6	123.9	3.3	2.05	222	6.08
OU-0947	SAN AMADO	162.6	163.1	0.5	16.95	196	20.51
OU-0948	SAN AMADO	179.1	181.1	2.0	20.77	244	25.20
OU-1007	SAN JOSE	133.7	138.2	4.5	5.03	64	6.19
OU-0934	SANTA EDUVIGES	211.3	214.0	2.7	7.00	63	8.15
OU-0965	SANTA EDUVIGES	167.5	168.0	0.6	22.70	14	22.95
OU-0966	SANTA EDUVIGES	140.0	140.6	0.6	37.10	10	37.28
OU-0967	SANTA EDUVIGES	187.7	192.2	4.5	8.76	405	16.12
OU-0968	SANTA EDUVIGES	194.3	195.0	0.8	8.30	67	9.52
OU-1033	SANTA EDUVIGES	169.5	171.7	2.2	4.80	171	7.92
OU-0884	SANTA JULIANA	233.5	236.8	3.3	10.04	2,094	48.11

Note: This exploration information has been reviewed and verified by Qualified Person, Mr. Ian Hardesty, Chief Underground Geologist for Ocampo. All sample analyses were performed by ALS-Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures with atomic absorption finish. The Company has an established program of inserting certified control samples and blanks in compliance with best practices, and this program was used at Ocampo, per Company policy. Sample lengths are not necessarily true widths. Further information regarding sample methods, analysis, quality control and quality assurance is provided within the Company’s Annual Information Form, which is available at www.sedar.com or on the Company’s website at www.gammongold.com.

18

2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

Ocampo surface exploration included some in-fill drilling in the open pits, and extensive new discovery drilling on targets outside of present resources. Surface drilling was directed at 26 distinct targets over the year, although 14 of these comprise over 82% of the meterage, as shown below:

TARGET	HOLES	METRES	PERCENTAGE
SANTA JULIANA	53	11,972	16%
ALTAGRACIA	33	8,659	12%
SANTA LIBRADA	34	7,708	11%
PICACHO DEEPS / SAN RAMON	14	5,834	8%
BELEN	26	4,925	7%
LAS MOLINAS incl. MOLINAS SW	21	4,260	6%
EL RAYO	12	2,935	4%
POLVORIN	15	2,724	4%
STOCKWORK HILL	13	2,641	4%
BALVANERA	20	1,893	3%
LOS MONOS	12	1,633	2%
AVENTURERO	17	1,234	2%
LA LEONA	6	1,156	2%
RESURECCION	9	1,098	1%
OTHER	115	14,594	18%

Ocampo surface exploration in the fourth quarter was focused on in-fill and step-out drilling on two discoveries that were converted to reserves in the third quarter, Santa Juliana and Belen, as well as follow-up drilling on several discoveries made earlier in the year but which have not yet been converted to reserves. Several significant new discoveries made during the fourth quarter include:

▬	The Company completed another 11 drill holes at Altagracia, bringing the 2010 total to 33 holes. All of these drill holes showed at least some anomalous gold, and several intercepts are above present underground cut-off grades.

▬	The Company completed 20 short core holes in the Balvanera Vein above the existing northeast underground mine. The vein is mined to about the 1,720 metre level in this area, and the surface exposures reach 1,900 metres. Numerous drill holes showed grades above present cut-off grades in the underground mine.

▬	Several shallow drill intercepts on the El Rayo Vein indicate a high probability that this will provide ores that could be mined from present underground workings on the San Jose Vein.

▬	New drilling on near-surface exposures of the Aventurero Vein suggest this could be mined from present underground exposures up to the surface. New drill intercepts indicate the presence of grades and widths that are presently being mined elsewhere in the underground mine, but also some wide zones of lower-grade mineralization that are suggestive of bulk-mining targets. Further drilling will be done in 2011 to better define this potential.

▬	Out of 15 holes completed on the Polvorin Target, a new discovery located just north of the mine office, two holes intersected high grade mineralization over narrow widths, including an unusually high grade intercept of 0.5 metres grading 48.60 gold grams per tonne, 4,020 silver grams per tonne, or 121.69 gold-equivalent grams per tonne (55:1).

▬	Drilling on and around the Resurreccion Vein has shown locally high-grade values both in this vein as well as in a nearby northeast striking vein.

▬	Of 13 holes drilled southeast of the underground mine complex along the Stockwork Hill vein zone, two showed highly anomalous values, confirming that the structure is mineralized.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

Some of the better intercepts from the surface drilling conducted during the quarter include the following:

							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH (M)	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
OG-1105	ALTAGRACIA	71.3	71.8	0.5	9.43	75	10.79
OG-1105	ALTAGRACIA	75.1	76.1	1.1	4.91	610	16.00
OG-1164	ALTAGRACIA	107.2	114.3	7.1	7.69	119	9.86
OG-1212	ALTAGRACIA	61.7	62.8	1.2	17.30	355	23.75
OG-1185	AVENTURERO	114.7	115.4	0.7	14.55	588	25.24
OG-1185	AVENTURERO	122.5	123.4	0.8	8.20	136	10.67
OG-1197	AVENTURERO	81.7	84.2	2.5	8.83	138	11.33
OG-1259	AVENTURERO	56.2	60.5	4.3	27.65	416	35.22
OG-1125	BALVANERA	30.3	30.8	0.5	14.40	11	14.59
OG-1134	BALVANERA	19.3	20.6	1.3	8.89	10	9.07
OG-1143	BALVANERA	19.5	20.8	1.3	6.05	18	6.37
OG-1143	BALVANERA	24.8	25.3	0.6	33.70	332	39.74
OG-1195	BALVANERA	24.8	25.3	0.5	18.60	38	19.29
OG-1195	BALVANERA	31.2	33.8	2.6	8.82	61	9.93
OG-1197	BALVANERA	54.1	55.6	1.6	6.32	162	9.26
OG-1197	BALVANERA	57.7	59.8	2.1	3.68	138	6.18
OG-1201	BALVANERA	56.2	59.2	3.1	3.23	355	9.68
OG-1002	BELEN	99.6	100.1	0.5	5.37	252	9.95
OG-1002	BELEN	105.5	106.1	0.6	0.07	880	16.07
OG-1043	BELEN	166.3	166.8	0.5	10.95	302	16.44
OG-1128	EL RAYO	53.5	55.2	1.7	24.95	459	33.29
OG-1172	EL RAYO	21.4	22.0	0.6	8.75	48	9.63
OG-909	EL RAYO	51.8	54.0	2.2	2.87	179	6.13
OG-1064	POLVORIN	36.5	37.1	0.6	6.60	597	17.45
OG-1213	POLVORIN	99.9	100.5	0.5	48.60	4020	121.69
OG-1194	REFUGIO NORTE	11.6	12.4	0.8	169.00	204	172.71
OG-1100	RESURRECCION	88.7	89.4	0.7	4.13	67	5.35
OG-1127	RESURRECCION	20.1	20.8	0.8	3.11	123	5.35
OG-1127	RESURRECCION	73.2	73.8	0.5	1.55	230	5.73
OG-1155	RESURRECCION	18.5	19.3	0.8	18.25	458	26.58
OG-1111	SAN JUAN	50.1	50.7	0.6	5.86	282	10.99
OG-1007	SANTA JULIANA	179.1	180.1	1.0	2.15	635	13.70
OG-1032	SANTA JULIANA	184.6	185.3	0.7	4.62	384	11.60
OG-1078	SANTA JULIANA	187.7	188.3	0.6	1.40	204	5.11
OG-1085	SANTA JULIANA	204.0	206.3	2.3	4.58	498	13.63
OG-995	SANTA JULIANA	135.4	135.9	0.6	0.20	395	7.38

Note: This exploration information has been reviewed and verified by Qualified Person, Mr. Peter Drobeck, Senior Vice President, Exploration and Business Development. All sample analyses were performed by ALS-Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures with atomic absorption finish. The Company has an established program of inserting certified control samples and blanks in compliance with best practices, and this program was used at Ocampo, per Company policy. Sample lengths are not necessarily true widths. Further information regarding sample methods, analysis, quality control and quality assurance is provided within the Company’s Annual Information Form, which is available at www.sedar.com or on the Company’s website at www.gammongold.com.

Apart from drilling activity, the Ocampo exploration team has dedicated substantial efforts to generating and refining new exploration targets by detailed geologic mapping. The Company continues to use a team of geologists working in target generation on the project, and there is

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

a substantial inventory of exploration targets to drill test in the future. The geology department has presently has 17 drill targets defined and planned for drilling in 2011, as surface permits allow.

OPERATIONAL REVIEW – EL CUBO MINE

The El Cubo mine is located in the village of El Cubo in the state of Guanajuato, Mexico. The mine is comprised of the original El Cubo underground mine which is owned by the Company, and the Las Torres Complex which is leased from Industrias Peñoles, S.A.B. de C.V.

EL CUBO UNDERGROUND AND MILLING OPERATIONS

	QUARTER ENDED		YEAR ENDED
	DECEMBER 31, 2010	DECEMBER 31, 2009	DECEMBER 31, 2010	DECEMBER 31, 2009
Tonnes of ore mined	-	168,358	240,496	506,248
Tonnes of ore mined per day	-	1,830	1,440	1,387
Total tonnes of ore processed	-	165,648	233,006	505,388
Total tonnes of ore processed per day	-	1,801	1,395	1,385
Average grade of gold processed(1)	-	1.86	1.63	1.92
Average grade of silver processed(1)	-	84	83	83
Gold equivalent grade processed(1)	-	3.20	2.91	3.18
Gold equivalent grade processed (55:1)(1)(2)	-	3.39	3.15	3.43
Gold ounces produced	-	8,897	10,844	27,842
Silver ounces produced	-	396,367	536,457	1,183,339
Gold equivalent ounces produced	-	15,240	19,108	45,578
Gold equivalent ounces produced (55:1)(3)	-	16,103	20,596	49,357

(1)	Grams per tonne
(2)	Average grade of gold equivalent includes silver grades converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

The Company mined 240,496 tonnes of ore during 2010, a decrease of 53% from the 506,248 tonnes mined during 2009 due to the suspension of operations on June 17, 2010. On June 2, 2010, a work stoppage commenced whereby unionized workers were preventing contract and other workers from entering the mine site. The continued labour disruptions at the mine resulted in the subsequent decision to suspend operations indefinitely. Operations at the mine remained suspended throughout the remainder of 2010.

On February 26, 2011, the Company announced the successful resolution of this labour disruption and work is currently underway on development activities to allow the mine to return to full scale production in 2011.

EL CUBO CASH COSTS

Annually, cash costs per gold equivalent ounce were $766 in 2010, an increase of 32% over cash costs per gold equivalent ounce of $582 in 2009. This increase was due to rising costs as productivity levels fell below historical levels in the period leading up to the work stoppage on June 2, 2010, in addition to the unfavourable strengthening in the Mexican peso during the first half of 2010. Using realized gold equivalency ratios, cash costs per gold equivalent ounce at El Cubo were $826 in 2010, compared to $630 in 2009.

EL CUBO EXPLORATION

There was no new exploration at the El Cubo mine in the fourth quarter due to the suspension of operations. All data and files were moved off site when the labour disruption began. Before the closure, the Company had completed 91 core holes for a total of 22,336 metres in 2010. New surface drilling was primarily directed at four target zones: Villalpando Sur (and the nearby Cebolletas mine area), Villalpando Gap, the La Cruz vein, and on the property leased from Peñoles, the Puertecito fault zone. Earlier in the year, the Company’s work defined a mineralized body at the intersection of the east-northeast-striking Capulin Vein and the north-northwest-striking Dolores Vein. A development plan was in progress when mine operations were suspended. Drilling in the Puertecito zone intersected some potentially economic grades in the first drill holes, but follow-up drilling indicated the mineralization is limited to a small volume.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

EXPLORATION REVIEW

GUADALUPE Y CALVO EXPLORATION

Drilling at Guadalupe y Calvo during the fourth quarter was focused on stepping out on the Northwest Rosario discovery made earlier in the year. This exploration target consists of the northwest extension of the Rosario Vein underneath a thick series of post-mineral tuffs, and as such, is a blind target not exposed on surface. Drilling has shown that the vein is preserved beneath as much as 400 metres of tuffs. Despite the depth of the target, drilling has shown that the vein system is quite wide and well-developed, and that locally within the vein system there are very high grades that are above cut-off grades in similar underground mines in Mexico. Drilling completed during the year in the northwest extension of the Rosario Vein increased the length of discovered high grade mineralization a further 500 metres from the 2008 drilling program. In all, the 2010 work discovered 15 new intercepts on the Rosario Vein that are above 2.0 gold-equivalent grams per tonne (55:1), six of which were discovered in the fourth quarter. The most notable intercept in Q4 was from hole GC-0203, which cut a 5.0 metre length grading 8.96 gold grams per tonne, 587 silver grams per tonne, or 19.83 gold-equivalent grams per tonne (55:1). Based on the positive results to date, the Company is considering the viability of developing an underground ramp to set up platforms to drill from 100 to 200 metres above the vein, which might provide a pattern to calculate indicated resources.

During the fourth quarter the Company also completed one hole near the bottom of the volume of rock that is included in the upcoming preliminary economic assessment resource estimate. This hole, GC-0197, cut several parallel veins within a thick zone of veining, including one intercept of 1.0 metre grading 25.87 gold grams per tonne, 1,815 silver grams per tonne, or 58.87 gold-equivalent grams per tonne (55:1).

Some of the better intercepts from the drilling conducted during 2010 include the following:

							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH (M)	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
GC-0183	ROSARIO NW EXT.	213.4	215.4	2.0	6.18	14	6.43
GC-0185	ROSARIO NW EXT.	386.6	395.8	9.2	7.67	28	8.18
GC-0188	ROSARIO NW EXT.	709.0	717.2	8.2	3.97	73	5.77
Including		710.2	711.6	1.4	24.04	307	29.63
GC-0197	CENTRAL ROSARIO	290.0	294.0	4.0	15.90	1,225	38.18
Including		292.0	293.0	1.0	25.87	1,815	58.87
GC-0197	CENTRAL ROSARIO	298.7	299.7	1.0	3.11	428	10.89
GC-0197	CENTRAL ROSARIO	305.7	306.7	1.0	1.38	174	4.54
GC-0197	CENTRAL ROSARIO	312.7	313.7	1.0	1.00	183	4.33
GC-0203	ROSARIO NW EXT.	553.0	558.0	5.0	8.96	587	19.63
GC-0203	ROSARIO NW EXT.	577.8	579.4	1.6	1.08	188	4.50
GC-0203	ROSARIO NW EXT.	585.9	587.3	1.4	1.23	105	3.14
GC-0203	ROSARIO NW EXT.	607.4	608.4	1.0	1.84	136	4.31
GC-0209	ROSARIO NW EXT.	300.6	301.2	0.5	5.56	66	6.76
GC-0207	ROSARIO NW EXT.	521.8	523.8	2.0	2.58	205	6.31
GC-0207	ROSARIO NW EXT.	527.8	529.8	2.0	8.64	656	20.56
GC-0207	ROSARIO NW EXT.	533.3	536.3	3.0	4.06	274	9.04
GC-0215	ROSARIO NW EXT.	383.6	391.7	8.1	2.75	23	3.17
Including	ROSARIO NW EXT.	389.6	390.7	1.1	19.21	73	20.53

Note: This exploration information has been reviewed and verified by Qualified Person, Mr. Peter Drobeck, Senior Vice President, Exploration and Business Development. All sample analyses were performed by SGS Laboratories (based in Mississauga, Ontario, using their facility in Durango, Mexico), and at ALS-Chemex Laboratories (based in Vancouver, British Columbia, using their facility in Hermosillo, Mexico). Gold was analyzed using standard fire assay procedures with atomic absorption finish, and silver by multi-acid digestion with atomic absorption finish. The Company has an established program of inserting certified control samples and blanks in compliance with best practices, and this program was used at Guadalupe y Calvo, per Company policy. Sample lengths are not necessarily true widths. Further information regarding sample methods, analysis, quality control and quality assurance is provided within the Company’s Annual Information Form, which is available at www.sedar.com or on the Company’s website at www.gammongold.com.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

MEZQUITE PROJECT EXPLORATION

The Mezquite Project consists of two options to purchase contracts on mineral rights totaling 460 hectares near the Concepcion del Oro mining district that includes other significant discoveries such as the Peñasquito Mine and Camino Rojo Project. During the fourth quarter, the Company completed the planned initial drill program, totaling 9 core holes for 3,932 metres. The drilling discovered gold and zinc mineralization in two geologic settings; in a breccia pipe on the east side of a quartz diorite intrusive, and in pyrite–carbonate–iron oxide alteration in Cretaceous clastic sedimentary rocks. In addition, significant silver, lead and zinc mineralization was discovered within veins in the quartz diorite. Hole BMXT-007 discovered high grade gold mineralization hosted by altered siltstones and sandstones of the Caracal Formation, just below thin cover of colluvium. The Company is planning to follow up this discovery with soil geochemical surveys and another drill program in the second quarter of 2011.

Some of the better intercepts from the drilling conducted during the quarter include the following:

HOLE	FROM	TO	LENGTH (M)	GOLD (G/T)	SILVER (G/T)	PB_%	ZN_%
BMXT-001	108.8	109.8	1.1	2.53	1	0.0	0.1
BMXT-004	221.8	228.8	7.0	0.12	10	0.1	0.2
BMXT-004	305.0	306.0	1.0	0.04	43	1.4	1.3
BMXT-004	319.0	323.6	4.7	0.04	62	2.3	2.6
BMXT-004	332.2	332.6	0.4	0.06	138	4.9	5.2
BMXT-007	0.3	9.2	8.9	4.25	4	0.0	0.0
Including	4.0	6.1	2.1	13.93	5	0.0	0.1
BMXT-007	93.0	94.6	1.6	12.67	17	0.1	0.1

Note: The above exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck, Senior Vice President Exploration and Business Development. All sample analyses were performed by ALS-Chemex, based in Vancouver, Canada. Samples were entered and processed in ALS-Chemex Laboratories in Hermosillo, Sonora State, Mexico, using standard fire assay procedures with an atomic absorption finish. The Company has an established program of inserting certified control samples and blanks in compliance with best practices, and this program was used at Mezquite, per Company policy. Sample lengths are not necessarily true widths. Further information regarding on sample methods, analysis, quality control and quality assurance is provided within the Company’s Annual Information Form, which is available at www.sedar.com or on the Company’s website at www.gammongold.com.

VENUS PROJECT EXPLORATION

The Venus Project consists of two options to purchase contracts on mineral rights totalling 4,575 hectares just three kilometres north of the Ocampo Mine properties. During the fourth quarter, the Company completed detailed geologic mapping and surface geochemical sampling, surveyed the mineral property boundaries, negotiated and completed an agreement for access to surface rights, permitted a drill program, and initiated core drilling. Prior to the start of drilling on the property, the Company had collected 234 surface samples, 101 of which contained over 0.20 grams per tonne gold equivalent. With gold values capped at 8 grams per tonne, these 101 samples averaged 1.55 grams per tonne gold equivalent. As of the end of the 2010, the Company had completed three core holes for 885 metres, and had received assays for one. No positive results were received on the one hole assayed.

LOS JARROS PROJECT EXPLORATION

During the fourth quarter, the Company initiated geologic mapping, negotiated surface access agreements, and completed a 2,000 metre first-stage drill program on the “Gaby” portion of the Los Jarros properties in Chihuahua, Mexico. This large block of concessions (43,229 hectares) surrounds portions of the Ocampo Mine property, as well as the Concheno Mine and Pinos Altos Mine, both northeast of Ocampo. A separate concession that is included in the option agreement, the “Gaby II” concession in the southern part of the project covers a high-sulfidation epithermal gold occurrence that was drilled in 1999 and again in 2009 by Valdez Gold. Drill hole LJ-99-04, completed by Valdez in 1999 discovered a large breccia body with disseminated gold: 105.6 metres grading 0.57 gold grams per tonne from a depth of 1.5 metres. The drilling completed in the fourth quarter was successful in extending the mineralization discovered in hole LJ-99-04 and the results were favorable enough that the Company is planning additional metallurgical tests and geologic mapping during the first quarter of 2011.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

Some of the better intercepts from the drilling conducted during the quarter include the following:

						GOLD EQUIVALENT
HOLE	FROM	TO	LENGTH (M)	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
LJ-10-01	0.0	78.0	78.0	0.48	1	0.50
Including	42.0	78.0	36.0	0.68	2	0.71
LJ-10-01	94.0	154.0	60.0	0.57	4	0.63
LJ-10-01	210.0	254.0	44.0	0.34	2	0.37
LJ-10-01	276.0	294.0	18.0	0.26	2	0.30
LJ-10-02	2.0	136.7	134.7	0.37	4	0.43
Including	14.0	40.6	26.6	0.69	5	0.78
LJ-10-02	155.0	207.8	52.8	0.21	2	0.24
LJ-10-02	249.7	254.6	4.9	0.50	2	0.53
LJ-10-03	7.6	56.9	49.3	0.63	1	0.65
Including	9.2	19.3	10.2	1.67	1	1.70
Including	19.3	54.9	35.6	0.36	1	0.39
LJ-10-03	112.7	193.9	81.2	0.28	3	0.34
LJ-10-04	45.2	50.2	5.1	15.70	42	16.46

Note: The above exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck, Senior Vice President Exploration and Business Development. All of Gammon’s sample analyses for the Los Jarros Project were performed by ALS-Chemex Laboratories, based in Vancouver, Canada. Samples were entered and processed in ALS-Chemex Laboratories in Hermosillo, Sonora State, Mexico, using standard fire assay procedures with an atomic absorption finish. The Company has an established program of inserting certified control samples and blanks in compliance with best practices, and this program was used at Los Jarros, per Company policy. Sample lengths are not necessarily true widths. Further information regarding sample methods, analysis, quality control and quality assurance is provided within the Company’s Annual Information Form, which is available at www.sedar.com or on the Company’s website at www.gammongold.com.

LA BANDERA EXPLORATION

During the fourth quarter, the Company negotiated and executed a binding letter of intent with a publicly-listed company, Aurion Resources Limited (“Aurion”), which gives the Company an option to earn up to a 70% interest in a group of properties covering 12,985 hectares of mineral rights in the state of Durango, Mexico. The subject properties cover a large system of epithermal veining with geochemically anomalous gold that is considered prospective for high-grade underground minable ores. The letter of intent allows the Company to earn an initial 51% interest in the subject properties by completing a $250,000 private placement in Aurion and by investing $5 million within the first three years of the contract. A further 19% interest can be achieved by the Company either completing an NI 43-101 compliant feasibility study on the property, or investing another $7 million in the properties within a five-year period after completing the initial 51% earn-in. A formal contract was executed in the first quarter of 2011.

FRAILE NORTE PROJECT EXPLORATION

Also during the fourth quarter, the Company applied for a new mining concession in the state of San Luis Potosí, Mexico called “El Fraile”, or the Fraile Norte Project, which covers 14,669 hectares. Most of the new concession is covered by unconsolidated gravel, which fills a wide valley. The Company has planned a geophysical program in 2011 to test the possibility of economic deposits below the valley floor. The Company also negotiated and executed a binding letter of intent with Negociación Minera Santa Maria de la Paz y Anexos, S.A. de C.V. to allow them to earn a 50% non-operating interest in the concession, subject to financing 50% of all costs in the project. A formal contract will be drafted in the first half of 2011.

24

2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED EXPENSES

(in thousands)
	YEAR ENDED	YEAR ENDED	YEAR ENDED
	DECEMBER 31, 2010	DECEMBER 31, 2009	DECEMBER 31, 2008
General and administrative	$27,589	$36,575	$29,945
Exploration and business development	$1,934	$479	-
Amortization, depletion and accretion	$46,527	$42,954	$40,380

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada and Mexico, but also include share-based compensation costs for key employees at all locations. General and administrative costs decreased by $9.0 million when compared to 2009 primarily due to the $8.4 million in severance and stock-based compensation costs associated with the retirement of the President and Chairman that occurred in October 2009.

Exploration and business development fees increased over the prior year due to $1.4 million in professional fees that were incurred as a result of the Capital Gold transaction in 2010, in addition to an increase in exploration expenses during 2010.

Amortization and depletion, which primarily relates to mining activities, increased by 8% during the year to $46.5 million, as compared to $43.0 million in 2009. Depletion expense was $5.9 million higher at Ocampo, mostly due to increased production at the underground mine and the impact of decreased open pit reserves as at December 31, 2009. Amortization expense at Ocampo increased by $4.2 million due to the additional amortization recorded on capital additions, capital upgrades to the Ocampo mill and heap leach processing facilities, and electrical infrastructure required to connect Ocampo to the electrical grid. These increases were offset by a decline of $7 million in amortization and depletion at the Cubo mine, due to the suspension of operations in June 2010.

CONSOLIDATED OTHER INCOME / (EXPENSE)

(in thousands)
	YEAR ENDED	YEAR ENDED	YEAR ENDED
	DECEMBER 31, 2010	DECEMBER 31, 2009	DECEMBER 31, 2008
Impairment charge	$(221,610)	-	-
Gain on investments	$1,260	-	-
Loss on disposal of assets	$(2,582)	-	-
Interest on long-term debt	$(3,149)	$(3,314)	$(1,936)
Foreign exchange (loss) / gain	$(3,091)	$(4,896)	$17,600
Interest and other income	$1,693	$633	$410
Other expense	$(881)	-	-

The Company recognized an impairment charge of $221.6 million in the second quarter of 2010 related to the El Cubo mine. The associated income tax impact was $28.3 million, for a net impairment charge of $193.3 million.

During 2010, the Company purchased units in both Corex Gold Corporation and Golden Queen Mining Co. Ltd. consisting of both equity securities and warrants. Warrants held by the Company are for long-term investment purposes; however, due to their nature they meet the definition of a derivative and are adjusted to fair value at each reporting date. Unrealized gains and losses relating to the warrants are included in net earnings in the period they occur. The Company recognized an unrealized gain of $1.3 million in 2010 related to the change in fair value of the warrants, which currently have a fair value of $3.5 million.

During 2010, the Company recognized $2.6 million in losses on the disposition of assets no longer in use.

Interest on long-term debt was $3.1 million in 2010 versus $3.3 million in 2009. This small decline was due to the Company carrying a lower average drawn balance in the current year.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

Foreign exchange losses decreased by $1.8 million, from a loss of $4.9 million in 2009 to a loss of $3.1 million in 2010, as a result of the translation of net monetary liabilities in the Company’s Canadian and Mexican operations to US dollars. The strengthening of these currencies results in foreign exchange losses, primarily as a result of the Company’s future income tax liabilities which are denominated in Mexican pesos and then translated into US dollars at each balance sheet date. Appreciation in the Mexican peso was similar in 2010 and 2009; however, there was a significant decline in the Company’s future income tax liability in 2010 due to the Q2 impairment charge at El Cubo, resulting in lower foreign exchange losses. The Company will continue to experience non-cash foreign currency gains or losses; primarily as a result of fluctuations between the US dollar and the Mexican peso.

The Company earned interest on short-term investments and other income during the year of $1.7 million, a $1.1 million increase over interest and other income of $0.6 million in 2009. The increase was due to higher average balances of cash and cash equivalents in 2010.

CONSOLIDATED INCOME TAX EXPENSE / (RECOVERY)

During the year ended December 31, 2010, the Company recognized a current tax recovery of $1.5 million and future income tax recovery of $19.1 million, versus current tax expense of $5.0 million and a future tax expense of $6.6 million in 2009. This year-over-year difference primarily relates to the impairment charges recorded against the El Cubo mine’s long-lived assets in the second quarter of 2010. The Company is subject to the Mexican Single Rate Tax in its Mexican subsidiaries. Under this tax regime, the Company’s Mexican subsidiaries pay a 17.5% tax on the Company’s revenues less certain deductions, all determined on a cash basis. The Company pays the Single Rate Tax to the extent that it exceeds its income tax otherwise determined pursuant to the pre-existing income tax system in each taxation year. During the year ended December 31, 2010, the Company was subject to the Single Rate Tax.

FINANCIAL CONDITION

(in thousands)
	AS AT	AS AT
	DECEMBER 31, 2010	DECEMBER 31, 2009
Current assets	$212,763	$208,924	Current assets increased in 2010 primarily due to higher ore in process and warehouse inventory as well as an increase in receivables due to the timing of receipts. These amounts were offset by a decline in cash on hand during 2010.

Long-term assets	606,625	755,444	Long-term assets decreased in 2010 primarily as a result of the impairment recognized on long-term assets and goodwill at the El Cubo mine. This has been be partially offset by capital expenditures and purchases of investments during the year.

Total assets	$819,388	$964,368

Total current liabilities	$53,264	$42,180	Current liabilities increased during 2010 due to the reclassification of an obligation relating to the Company’s long-term incentive plan from long-term to current, the reclassification of a long-term portion of income tax liability to current during 2010, and an increase in payables balances due to the timing of payments.

Total long-term liabilities	99,361	129,851	Long-term liabilities have decreased due to changes in the Company’s future income tax liability related to the Q2 impairment charge and a reclassification of a portion of the future income tax liability to current during 2010, as well as payments made on capital leases during the year.

Total liabilities	$152,625	$172,031

Shareholders’ equity	$666,763	$792,337	Shareholders’ equity decreased in 2010 as a result of losses arising on the impairment recorded in the second quarter, offset by exercises of stock options which increased the capital stock balance.

26

2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

KEY ECONOMIC TRENDS

The Company’s performance is largely dependent on the prices of gold and silver. The prices of these commodities directly affect the Company’s profitability and cash flow. The price of gold and silver is subject to volatile price movements during short periods of time and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During 2010, the price of gold was relatively consistent, averaging $1,225 per ounce, with daily London PM Fix prices between $1,058 and $1,421 per ounce. The price of silver experienced greater volatility year-to-date, averaging $20.19 per ounce, with daily London fix prices between $15.14 and $30.70 per ounce. The price of gold continued to set new record highs in the fourth quarter, and into the first quarter of 2011. The Company generally does not hedge the price of gold and silver, but may acquire short-term derivative instruments from time to time to limit exposure to price fluctuations.

At the Company’s mine sites, a significant portion of the operating costs and capital expenditures are denominated in Mexican pesos. Therefore, fluctuations in the peso versus the US dollar can significantly impact the Company’s costs. The Mexican peso strengthened in 2010, averaging approximately 12.6 Mexican pesos to 1 US dollar for the year, versus an average of 13.5 Mexican pesos to 1 US dollar in 2009. In the third quarter of 2010, the Company began to manage foreign exchange exposure through the use of forward contracts. For further information on the Company’s foreign currency hedging activities, see the discussion on Financial Instruments and Hedging on page 29.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s balance of cash and cash equivalents as at December 31, 2010 was $113.1 million, a $15.9 million decline from the balance as at the end of 2009 of $129.0 million. Factors that can impact the Company’s liquidity are monitored regularly and include the market prices of gold and silver, production levels, operating cash costs, foreign currency fluctuations, capital costs and exploration expenditures, purchases of investments, and currencies.

CASH FLOW

(in thousands)
	YEAR ENDED	YEAR ENDED	YEAR ENDED
	DECEMBER 31, 2010	DECEMBER 31, 2009	DECEMBER 31, 2008
Cash flow from operating activities	$97,583	$78,218	$55,933
Cash flow used in investing activities	(118,414)	(77,462)	(66,376)
Cash flow from financing activities	2,462	124,963	9,992
Effect of foreign exchange rates on cash	2,534	-	-
(Decrease) / increase in cash and cash equivalents	(15,835)	125,719	(451)
Cash and cash equivalents, beginning of year	128,977	3,258	3,709
Cash and cash equivalents, end of year	$113,142	$128,977	$3,258

Operating activities contributed $97.6 million during 2010 compared to 2009, when operating activities contributed cash flows of $78.2 million. This improvement of $19.4 million, or 25%, was primarily as a result of improved prices for gold and silver, partially offset by negative changes in non-cash working capital during the year specifically relating to the collection of receivables and increases in inventory.

Investing activities for the year ended December 31, 2010 used cash of $118.4 million as a result of expenditures on mining interests and property, plant and equipment, which compared to $77.5 million in 2009. Current year capital expenditures were higher than the previous year due to an increase in capitalized stripping costs at the Ocampo open pits, increased exploration expenditures, an increase in major repairs on the Ocampo mobile fleet, and expenditures related to the Ocampo heap leach and mill expansions. In addition, the Company purchased $10.8 million of investments during 2010, when no amounts were spent on investments in the prior year. As of December 31, 2010, the Company had committed to purchase $1.3 million in property, plant and equipment that will be delivered in early 2011.

Financing activities for 2010 contributed cash of $2.5 million compared to 2009, when financing activities contributed $125.0 million. The significant cash flow from financing activities in 2009 resulted from the net proceeds of $108.1 million received on the issuance of 12.9 million common shares. In addition, proceeds received on the exercise of stock options declined by $11.0 million in 2010, when compared to 2009.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

CREDIT FACILITY

During the majority of 2010, the Company had access to a $50 million credit facility, with the exposure divided equally between the Bank of Nova Scotia and Société Générale. This facility carried an interest rate of LIBOR plus 3.5% and matured on November 5, 2011. On November 4, 2010, this credit facility was expanded to a $75 million credit facility that carries and interest rate of LIBOR plus 3.25% to 3.75%, and matures on November 4, 2013. This facility may be increased to $100 million upon the completion of the acquisition of Capital Gold, subject to satisfactory due diligence by the lenders on Capital Gold subsequent to closing. No payments under the facility are due until the maturity date, which may be extended upon mutual agreement by all parties. At the end of 2010, the Company had drawn $26.4 million under the revolving facility, and had issued a $1 million letter of credit against the facility, leaving a total of $47.6 million available for future funding.

LIQUIDITY OUTLOOK

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold and silver.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. In today’s metal price environment, the Company anticipates that funding from operating cash flows should be sufficient to fund the Company’s working capital requirements and capital expenditures at its existing mines. This leaves the Company’s current cash balance available to pursue future growth plans. The Company had a cash balance at December 31, 2010 of $113.1 million. The Company anticipates that a significant amount of this cash will be used upon the acquisition of Capital Gold, which is expected to be completed in early 2011.

During 2010, the Company’s capital expenditures exceeded operating cash flows by $9.6 million. This was largely due to accelerated capital stripping activities at the Ocampo open pits, reduced operating cash flow from the El Cubo mine, and increased exploration expenditures. Net free cash flow will vary depending on the prices of gold and silver, fluctuations in the Mexican peso, total production and the extent of expenditure on mine development and other capital projects during the year. The Company expects to generate positive net free cash flow over the next year, to be achieved through strong operating cash flow.

The Company has total commitments relating to future capital expenditures of $2.9 million as at March 20, 2011.

LONG-TERM INVESTMENTS

At December 31, 2010, the Company held long-term investments with a market value of $20.8 million. The long-term investments held by the Company consist of both equity securities and warrants of publicly traded companies which are held for long-term investment purposes. Unrealized gains and losses related to available-for-sale investments are excluded from net earnings and are included in other comprehensive income until such gains or losses are either realized or an other-than-temporary impairment is determined to have occurred. Warrants held by the Company are for long-term investment purposes; however, due to their nature they meet the definition of a derivative and are measured at fair value on a quarterly basis. Unrealized gains and losses relating to the warrants are included in net earnings in the period they occur.

(i) Golden Queen Mining Co. Ltd. (“Golden Queen”)

On June 1, 2010, the Company completed a non-brokered private placement with Golden Queen Mining Co. Ltd. (“Golden Queen”) by acquiring 5,000,000 units of Golden Queen for an aggregate purchase price of CAD $8 million (USD $7.6 million). Each unit consists of one common share, one quarter of one share purchase warrant exercisable at CAD $1.75, and one quarter of one share purchase warrant exercisable at CAD $2.00 for a period of eighteen months following the closing date of the transaction. Golden Queen is a gold exploration and development company whose principal asset is the Soledad Mountain property located in Kern County, Southern California. As at December 31, 2010, the fair value of the Company’s investment in Golden Queen was $17.1 million, which includes the fair value of the warrants.

(ii) Corex Gold Corporation (“Corex”)

On July 16, 2010, the Company completed a non-brokered private placement with Corex Gold Corporation (“Corex”) by acquiring 4,706,000 units of Corex for an aggregate purchase price of CAD $3.2 million (USD $3.0 million). Each unit consists of one common share and one half of one share purchase warrant exercisable at CAD $0.90 for a period of twenty-four months following the closing date of the transaction.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

Corex is a gold exploration Company whose principal asset is the Santana Gold Project in Sonora State, Mexico. As at December 31, 2010, the fair value of the Company’s investment in Corex was $3.7 million, which includes the fair value of the warrants.

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations at December 31, 2010 is summarized as follows:

(in thousands)
	TOTAL	LESS THAN 1 YEAR	1 – 3 YEARS	3 – 4 YEARS	4 – 5 YEARS	GREATER THAN 5 YEARS
Payables and accruals	$38,001	38,001	$-	$-	$-	$-
Long-term debt	26,380	-	26,380	-	-	-
Interest on long-term debt	80	80	-	-	-	-
Capital leases	7,765	4,851	2,914	-	-	-
Long-term obligation	4,800	800	1,600	800	800	800
Future purchase commitments	1,307	1,307	-	-	-	-
Total	$78,333	$45,039	$30,894	$800	$800	$800

OUTSTANDING SHARE DATA

The Company’s share capital was comprised of the following as at December 31, 2010:

	DECEMBER 31, 2010	DECEMBER 31, 2009
Authorized:
Unlimited number of common shares
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at paid-in value
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at paid-in value
Issued:
Common shares	138,864,315	137,357,552

At March 22, 2011, the Company had common shares outstanding of 138,909,657.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS AND HEDGING

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instrument contracts. The Company’s exposure with respect to commodity prices, interest rates and foreign exchange is described under the section entitled Risks and Uncertainties on page 32.

As at December 31, 2010 the Company held forward contracts to hedge against the risk of an increase in the value of the Mexican peso versus the United States dollar. The Company has entered into agreements to purchase Mexican pesos amounting to $30.7 million USD at exchange rates ranging from 12.87 pesos per US dollar to 13.21 pesos per US dollar. These currency hedges have been accounted for as cash flow hedges of specified, peso-denominated production costs at the Ocampo mine and settle at various dates between January 1, 2011 and October 31, 2011. These contracts had a fair value of $1.1 million at December 31, 2010, of which $1 million has been recognized in other comprehensive income, with the remainder recognized in production costs during the year due to ineffectiveness. Upon settlement of a forward contract, the cumulative gain or loss within accumulated other comprehensive income will be reclassified to inventory and mineral properties to be recognized in income at the same time as the related cost.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

Two forward contracts settled during the year ended December 31, 2010 with a total gain of $0.4 million. The recording of this hedging gain resulted in a $0.2 million decline in production costs and general and administrative expenses, a $0.1 million decline in inventory, and a $0.1 million decline in mineral properties.

The Company also holds certain financial instruments as long-term investments and therefore is inherently exposed to various risk factors including currency risk, credit risk, market price risk, and liquidity risk.

TRANSACTIONS WITH RELATED PARTIES

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors:

(in thousands)
	YEAR ENDED	YEAR ENDED	YEAR ENDED
	DECEMBER 31, 2010	DECEMBER 31, 2009	DECEMBER 31, 2008
Production costs – labour(1)	-	$25,797	$33,762
Mining interests – labour(1)	-	$4,876	$1,167
Production costs – mine consumables(2)	-	$11,255	$14,655
Capital assets(3)	-	-	$94

(1)	The Company paid a third party company owned by the brother of Mr. Fred George, a former director of the Company, for the provision of workers in Mexico at cost plus 6-10%. The Company believes that these costs were at fair market value.
(2)	The Company paid two third party companies owned by the father of Mr. Canek Rangel, a former director of the Company, for the provision of lime, lubricant and fuel. The Company is confident the cost of lubricant and fuel were at fair market value as the prices of these consumables are regulated in Mexico. The Company believes the cost of lime was also at fair market value.
(3)	The Company paid Mr. Canek Rangel or a third party company owned by the father of Mr. Rangel, a former director of the Company, for the provision and construction of production and support facilities, and mineral properties. The Company believes these costs were at fair market value.

In September 2009, the Company announced the retirement of Mr. Fred George, as President and Chairman, and the resignation of Mr. Canek Rangel, a director of the Company. As a result, effective the date of their departure from the Company, these individuals will no longer be considered related parties and the above transactions will not be considered related party transactions.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the plan is to encourage ownership of the Company’s common shares by the persons who are primarily responsible for the management and profitable growth of the Company’s business, to provide additional incentive for superior performance, and to attract and retain valued personnel. For the purposes of the plan, a consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and may spend a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a corporation.

The Company has a Deferred Share Unit Plan for directors and senior officers of the Company. The purpose of the plan is to provide Directors and Senior Officers with the opportunity to acquire deferred share units in order to allow them to participate in the long term success of the Company and to promote a greater alignment of interests between the Company’s directors, senior officers, and shareholders.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

SUBSEQUENT EVENTS

On February 23, 2011, the Company announced the successful resolution of the ongoing labour disruption at the El Cubo mine with the signing of a two-year collective agreement. The terms of the revised collective agreement reflect current legislated norms and industry best practices in Mexico. The Company has begun developing an operations plan to recommence production that involves retraining employees, developing sufficient mining areas in the underground mine, and resuming exploration activities. The Company anticipates that the mine will return to full-scale production in 2011.

On October 1, 2010, the Company entered into a definitive merger agreement with Capital Gold Corporation (“Capital Gold”) pursuant to which the Company will acquire all of the issued and outstanding common shares of Capital Gold. Under the terms of the agreement, each common share of Capital Gold would be exchanged for 0.5209 common shares of Gammon Gold and a cash payment of $0.79 per share. On March 17, 2011, the Company amended the merger agreement with Capital Gold by increasing the cash component of the merger consideration to be paid to Capital Gold shareholders by $0.30 per share, to $1.09. On March 18, 2011, Capital Gold held a shareholder meeting that was adjourned until April 1, 2011, when the shareholder vote will occur.

During 2010, the Company was named as a defendant in proposed class action suits, claiming that the directors of Capital Gold breached their fiduciary duties by failing to maximize shareholder value and failing to conduct an appropriate sale process with the Company. The plaintiffs also allege that Capital Gold and the Company aided and abetted these alleged breaches of fiduciary duties. The plaintiffs are seeking an injunction to stop the closing of the merger, for Capital Gold to conduct an appropriate sale process, and damages from the Company in the event that the merger is completed. Management is of the opinion that these claims are without merit, and that a strong defence exists against these claims. No provision for loss has been reflected in the accounts of the Company.

On February 18, 2011, the Company’s shareholders approved the adoption of a shareholders rights plan. The plan is designed to ensure that the Company’s shareholders are treated fairly in the event of any unsolicited take-over bid.

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE CALCULATION

Total cash costs per ounce is a non-GAAP performance measure that Management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. Total cash costs per ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation of or as a substitute for performance measures prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently. Total cash costs per ounce is calculated by dividing all of the costs absorbed into inventory, excluding amortization and depletion, by applicable ounces sold.

The following provides a reconciliation of total cash costs per ounce to the financial statements:

(in thousands, except ounces, cash costs and silver prices)
	QUARTER ENDED		YEAR ENDED
	DECEMBER 31, 2010	DECEMBER 31, 2009	DECEMBER 31, 2010	DECEMBER 31, 2009
Production costs per financial statements	$20,693	$27,113	$90,866	$94,599
Refining costs per financial statements	449	708	1,873	2,855
Total cash costs	$21,142	$27,821	$92,739	$97,454
Divided by gold equivalent ounces sold(1)	51,439	62,462	193,429	210,853
Total cash cost per gold equivalent ounce	$411	$445	$479	$462
Total cash costs (per above)	$21,142	$27,821	$92,739	$97,454
Less: Silver revenue (see below)	(32,078)	(26,477)	(100,907)	(76,767)
	$(10,936)	$1,344	$(8,168)	$20,687
Divided by gold ounces sold	28,207	38,249	111,775	133,003
Total cash cost per gold ounce(2)	$(388)	$35	$(73)	$156
Average realized silver price	$27.40	$17.54	$20.30	$14.91
Multiplied by silver ounces sold	1,170,723	1,509,511	4,970,777	5,146,584
Silver revenue	$32,078	$26,477	$100,907	$76,767

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	The calculation of total cash cost per gold ounce includes the by-product silver sales revenue.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

NET FREE CASH FLOW

Net free cash flow represents an indication of the Company’s continuing capacity to generate discretionary cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for Management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. Net free cash flow is intended to provide additional information, does not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate this measure differently. The following is a reconciliation of net free cash flow to the financial statements:

(in thousands)
	QUARTER ENDED		YEAR ENDED
	DECEMBER 31, 2010	DECEMBER 31, 2009	DECEMBER 31, 2010	DECEMBER 31, 2009
Cash flows from operating activities	$35,640	$31,597	$97,583	$78,218
Less: Capital expenditures	(28,515)	(22,647)	(107,216)	(76,861)
Net free cash flow	$7,125	$8,950	$(9,633)	$1,357

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general, while others are specific to the Company. Included in the risk factors below are details on how management seeks to mitigate these risks wherever possible. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form which is available on the Company’s website at www.gammongold.com or on SEDAR at www.sedar.com.

NATURE OF MINERAL EXPLORATION AND MINING

Because mines have limited lives based on proven and probable mineral reserves, the Company will be required to continually replace and expand its mineral reserves as its mines produce gold. The Company’s ability to maintain or increase its annual production of gold and silver in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production, and to expand mineral reserves at existing mines.

Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. There can be no assurance that the Company will successfully acquire additional mineral rights. While the discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors.

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business. Mining involves various types of risks and hazards, including, but not limited to, environmental hazards; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; structural cave-ins or slides; seismic activity; flooding; fires; periodic interruptions due to inclement or hazardous weather conditions; variations in grade, deposit size, density and other geological problems; mechanical equipment performance problems; unavailability of materials and equipment; labour force disruptions; unanticipated or significant changes in the costs of supplies; and unanticipated transportation costs. Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

RESERVE ESTIMATES

Mineral resource and reserve figures are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate; that reserves, resources or other mineralization figures will be accurate; or that this mineralization could be mined or processed profitably. Mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in-production scale. The reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.

EFFECTIVE INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company is required to maintain effective internal control over financial reporting under the Sarbanes-Oxley Act of 2002 and related regulations. Any material weakness in internal control over financial reporting that needs to be addressed, disclosure of management’s assessment of our internal control over financial reporting, or disclosure of the public accounting firm’s report on internal control over financial reporting that reports a material weakness in internal control over financial reporting may reduce the price of the Company’s common shares. In connection with the audit of the consolidated financial statements for the year ended December 31, 2009, the Company and its independent registered public accounting firm identified a deficiency in internal control over financial reporting that was a “material weakness” as defined by standards established by the Public Company Accounting Oversight Board. The deficiency resulted in the correction of future income tax liability balances that arose on a business acquisition during the 2006 fiscal year. The Company restated its consolidated financial statements for the years ended December 31, 2008 and 2009 to correct the accounting treatment for this item. Although this material weakness has been remediated in 2010, there can be no assurance that the Company will not be subject to material weaknesses in the future.

RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

In May 2010, the Company restated its consolidated financial statements and other financial information for the years ended December 31, 2008 and 2009 with respect to future income tax liability balances that arose on a business acquisition during the 2006 fiscal year. In August 2009, the Company restated its consolidated financial statements and other financial information for the year ended December 31, 2008 with respect to the foreign currency translation of certain balances into United States dollars and the reversal of previously recorded net realizable value adjustments on inventory balances. The restatement of prior financial statements may expose the Company to risks associated with litigation, regulatory proceedings and government enforcement actions, including the risk that the SEC may disagree with the manner in which the Company has accounted for and reported the financial impact.

FOREIGN OPERATIONS

All of the Company’s property interests are located in Mexico, and are subject to Mexican federal and state laws and regulations. As a result, the Company’s mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The Company believes the present attitude of the governments of Mexico and of the States of Chihuahua and Guanajuato (where the Company’s projects are located) to foreign investment and mining to be favourable; however, any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

The risks of conducting business in a foreign country may include, among others, labour disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

ENVIRONMENTAL LAWS AND REGULATIONS

The Company’s exploration and production activities in Mexico are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business.

PROPERTY RIGHTS, PERMITS AND LICENSING

The Company’s current and anticipated future operations, including further exploration, development activities and expansion or commencement of production on the Company’s properties, require certain permits and licenses from various levels of governmental authorities. The Company may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development. There can be no assurance that all licenses, permits or property rights required for the expansion and construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms may not be adversely changed, that required extension will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto; challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful; changes to the terms of such licenses, permits or property rights; or a failure to comply with the terms of any such licenses, permits or property rights obtained; could have a material adverse impact on the Company.

UNCERTAINTY OF TITLE

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

COMMODITY PRICE RISK

The profitability of the Company’s gold mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold and silver, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. The price of gold and silver has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and silver prices, revenues from metal sales were to fall below operating costs, production may be discontinued.

INTEREST RATE RISK

The Company is exposed to interest rate risk on its variable rate debt. At December 31, 2010, the Company had $26.38 million of variable rate debt which carries an interest rate of LIBOR plus 3.5% for LIBOR loans. This margin may change depending on the Company’s leverage ratio during the period, between a range of 3.25% and 3.75% for LIBOR loans. For prime rate and base rate Canada loans, the applicable margin ranges between 2.25% to 2.75% which also depends on the Company’s leverage ratio during the period. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates, but may actively manage its exposure to interest rate risk in the future.

FOREIGN CURRENCY EXCHANGE RATE RISK

All metal sales revenues for the Company are denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars and Mexican pesos, such as payments for labour, operating supplies and property, plant and equipment. These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

CREDIT RISK

Credit risk relates to accounts receivable and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating.

EQUITY PRICE RISK

The Company is exposed to fluctuations in the fair value of investments made in equity securities and warrants. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the common shares and warrants owned are also likely to be significantly affected by short-term changes in the price of precious metals, or in the financial condition of the entities as reflected in their quarterly reports.

HEDGING ACTIVITIES

The Company may from time to time employ hedge (or derivative) products in respect of commodities, interest rates and/or currencies. Hedge (or derivative) products are generally used to manage the risks associated with, among other things, changes in commodity prices and foreign currency exchange rates. The Company manages its exposure to currency fluctuations in the manner described in the Financial Instruments and Hedging section on page 29.

The use of derivative instruments involves certain inherent risk including credit risk, market risk and liquidity risk. For derivatives, credit risk is created when the fair value is positive. When the fair value of a derivative is negative, no credit risk is assumed. The Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the amount of exposure to each counterparty, and monitoring the financial condition of the counterparties. For hedging activities, market risk is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition. The Company manages market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. The Company generally mitigates liquidity risk by spreading out the maturity or its derivatives over time.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that January 1, 2011 is the changeover date for publicly accountable enterprises to use International Financial Reporting Standards (“IFRS”). As a result, the Company will report under IFRS for interim and annual periods beginning on or after January 1, 2011, and will restate the comparative information reported by the Company for 2010. The adoption of IFRS requires that the Company make certain accounting policy choices that impact the Company’s financial position and results of operations. The Company strives to make policy choices that are compliant with IFRS but that result in the most relevant and reliable information for its stakeholders.

The Company has completed the first two phases of the IFRS changeover plan, which involved the identification and analysis of differences between IFRS and Canadian GAAP and their impact on all areas of the Company’s business. The Company is currently in the final phase of the plan, which involves the actual implementation of IFRS standards. This phase involves the finalization of IFRS conversion impacts, approval and implementation of accounting policies, implementation and testing of new processes, systems and controls, and the execution of detailed training where required.

Throughout 2009 and into 2010, the Company continued to manage the transition to IFRS through the completion of activities and deliverables to support key areas of impact as follows:

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The Company established governance practices surrounding the project, including the formation of a project steering committee consisting of internal IFRS project personnel, senior management, and external advisors.

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The Company has completed the detailed documentation and assessment for all applicable IFRS standards. All IFRS assessments by standard have been presented to and reviewed by the Company’s project steering committee and audit committee.

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Each standard has been accompanied by a draft IFRS accounting policy. The Company has finalized its IFRS accounting policies and anticipates completing a policy and procedures manual by end of the second quarter of 2011.

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The Company has provided training to all personnel impacted by accounting changes upon transition to IFRS.

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For those standards where a possible accounting change has been identified, the Company has quantified the impact of these changes on the opening IFRS balance sheet and has presented these results to the Audit Committee of the Board of Directors.

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The Company is in the process of quantifying the impact of the changes on 2010 reported results. These calculations are currently in draft form and are scheduled to be finalized and presented to the Audit Committee prior to the approval of the Q1 2011 results.

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The Company has drafted an IFRS-compliant financial statement format and annual and interim note disclosures.

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The Company has evaluated the potential impact of IFRS on its information systems, and all changes identified to date have been implemented.

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The IFRS project team continues to monitor new and proposed standards and to revisit any preliminary conclusions reached, where necessary.

At the current stage of the IFRS project, the Company has completed a preliminary assessment of the impact that adopting IFRS will have on its financial position at January 1, 2010. IFRS 1 requires a first-time adopter to comply with each IFRS standard in effect at the end of its first IFRS reporting period. Therefore, the Company’s preliminary assessment of the impact of the transition to IFRS cannot be finalized until December 31, 2011 when all standards in effect are known. While the disclosures surrounding the transition to IFRS within this MD&A are not final, as of March 22, 2011 the Company is not aware of any developments that would result in a material change to the information disclosed.

The Company has not finalized the determination of the impact that IFRS will have on the balance sheet at December 31, 2010, or the statements of operations for the periods ending March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010. The Company remains on target to meet the timelines essential to completing the changeover to IFRS.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

PRELIMINARY IFRS CONSOLIDATED OPENING BALANCE SHEET

The Company completed a condensed preliminary IFRS consolidated opening balance sheet during the fourth quarter that reflects the impact of the applicable IFRS elections that are anticipated to be applied on transition to IFRS, as well as the cumulative impact of accounting policy differences arising from transition from Canadian GAAP to IFRS at January 1, 2010. The opening balance sheet is preliminary and unaudited and may require other adjustments relating to new IFRS pronouncements or other changes identified subsequent to the date of this MD&A.

		As at January 1, 2010
(in thousands of United States Dollars)	Notes	Canadian GAAP	Effect of transition	IFRS
ASSETS
Current assets		$208,924	$(4,210)	$204,714
Non-current assets
Property, plant and equipment	(a), (b), (e)	194,231	(8,086)	186,145
Mining interests	(e)	434,509	(52)	434,457
Deferred tax asset	(g)	-	4,210	4,210
Goodwill		106,799	-	106,799
Other non-current assets		19,905	-	19,905
		$964,368	($8,138)	$956,230

LIABILITIES
Current liabilities		$42,180	-	$42,180
Non-current liabilities
Long-term indebtedness		32,431	-	32,431
Other liabilities	(a)	5,051	4,353	9,404
Provisions	(b)	5,958	-	5,958
Employee future benefits	(d)	1,635	(429)	1,206
Deferred tax liability	(g)	84,776	26,487	111,263
		$172,031	$30,411	$202,442
SHAREHOLDERS’ EQUITY
Capital stock		$866,716	-	$866,716
Contributed surplus	(c)	23,873	(299)	23,574
Deficit		(104,686)	(31,816)	(136,502)
Foreign currency translation reserve	(f)	6,434	(6,434)	-
		$792,337	$(38,549)	$753,788
		$964,368	$(8,138)	$956,230

All significant differences that resulted in an adjustment to the Company’s opening IFRS balance sheet are as follows:

(a) Amortization of property, plant and equipment

IAS 16, Property, Plant and Equipment, requires costs incurred for plant and equipment on initial recognition to be allocated to significant components, capitalized and amortized separately over the estimated useful lives of each component. Components with similar useful lives are grouped together for purposes of amortization. Under Canadian GAAP, the Company typically calculates amortization at the asset level. To account for this change, an adjustment was made upon transition to IFRS to restate accumulated amortization and amortization expense for the assets impacted.

During 2009, the Company entered into two sale-leaseback transactions. In both cases a deferred gain on leaseback was recognized and recorded in other liabilities, since the consideration received in the leaseback was greater than the net book value at the time of the transaction. Due to adjusting accumulated amortization at the date of the leaseback transaction under IFRS as described above, the deferred gain recognized for these transactions is also impacted.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

The impact of the above two adjustments are summarized as follows:

January 1
(in thousands)	2010
Property, plant and equipment	$(6,484)
Other liabilities	(4,486)
Net of tax	3,148
Increase in deficit	$(7,822)

(b) Reclamation provision

Under IFRS, reclamation provisions are measured at the expected value of future cash flows required to settle the obligation, discounted to their present value using a risk-free pre-tax rate. The Company’s estimates of future cash flows reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each mine. Each estimate was discounted at the Government of Mexico risk-free pre-tax interest rate applicable at January 1, 2010 in order to calculate the opening IFRS reclamation provision. Under Canadian GAAP, rather than reflecting risks within the cash flow estimate, the Company was required to use a credit-adjusted discount rate when calculating the obligation. In addition, IFRS requires that the Company update its estimate for reclamation liabilities at the end of each reporting period using the discount rate applicable at each period end. Under Canadian GAAP, the discount rate applicable at each period end was only applied to any incremental increase in the estimated future cash flows. These two adjustments resulted in an immaterial difference in the Company’s reclamation liability.

IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, requires specified changes in reclamation liability to be added or deducted from the cost of the asset to which it relates. The adjusted depreciable amount of the asset is then depreciated prospectively over its remaining useful life. The Company has elected to apply an IFRS 1 option with respect to the recording of the reclamation asset on transition, which allows the Company to restate this amount by discounting the reclamation liability to the date that it first arose and then subsequently depreciating the resulting asset to January 1, 2010. The alternative to this election, retrospective application, would require the Company to reflect changes in estimates and discount rates from inception through to January 1, 2010. The restatement calculation resulted in a reduction in property, plant and equipment of $1.1 million, a decrease in deferred tax of $0.3 million, and an increase in the opening deficit of $0.8 million.

(c) Share-based compensation

The Company grants options, in certain situations, to contractors provided by a 3rd party Company. Under Canadian GAAP, contractors were treated as non-employees and the fair value of stock options granted to these individuals were measured at the date on which the options were earned. Under IFRS, contractors are considered “employees and others providing similar services” which requires the Company to measure the fair value of the options at the grant date. An adjustment has been made on transition to account for the difference resulting from the change in measurement dates.

In addition, for all options, IFRS requires that the Company estimate the number of awards expected to vest at the grant date, and that the Company use this estimate when calculating grant date fair value. This estimate is revised if subsequent information indicates that actual forfeitures are likely to be materially different from the estimate. Under Canadian GAAP, any option forfeitures were accounted for as they occurred. This measurement difference has been considered in the adjustment made on transition to IFRS.

The Company elected to apply the exemption provided under IFRS 1 which limits the application of these measurement changes to all share-based compensation granted after November 7, 2002 that had not vested by the transition date. Further, the Company applied IFRS 2, Share-based Payments, for all liabilities arising from share-based payment transactions that existed at its transition date. The impact of these adjustments was a decrease to contributed surplus of $0.3 million and an increase to deficit.

(d) Employee future benefits

Under Mexican labour law, the Company provides statutorily mandated severance benefits to its employees terminated under certain circumstances. These severance benefits accumulate over the employee’s years of service, and under Canadian GAAP, were accounted for as defined benefit plans. Under IFRS, these benefits are considered termination benefits and are expensed as incurred. As a result, the Company has reduced its employee future benefits liability at transition by the amounts related to these statutorily mandated severance benefits.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company has elected to discontinue using the corridor approach in accounting for actuarial gains and losses, and to recognize these amounts in other comprehensive income when they occur. The recognition of actuarial gains and losses will result in an increase to the employee future benefits liability on transition. However, the Company will elect the IFRS 1 exemption for employee future benefits, which allows the Company to recognize all cumulative actuarial gains and losses in deficit at the date of transition to IFRS and, therefore, there will be no net impact on accumulated other comprehensive income.

In addition, the Company had unamortized past service costs under Canadian GAAP that related to vested amounts. Under IFRS, past service costs must be recognized in income when vested. This adjustment will increase the Company’s employee future benefits liability at transition.

The impact of these adjustments to the Company’s employee future benefits liability is as follows:

January 1
(in thousands)	2010
Recognition of actuarial gains and losses	$1,348
De-recognition of statutory termination benefits	(1,946)
Recognition of vested past-service costs	169
Decrease in employee future benefits obligation	$(429)

(e) Borrowing costs

The Company has elected to apply the IFRS 1 exemption for borrowing costs, which permits the Company to apply the requirements of IAS 23 prospectively from the transition date. As the Company has elected to apply the IFRS 1 exemption, an adjustment was made on transition to derecognize all borrowing costs that had been previously capitalized under Canadian GAAP. This January 1, 2010 adjustment resulted in a decrease in property, plant and equipment by $1.2 million, a decrease in mining interests by $0.1 million, and an increase in the Company’s opening deficit of $0.9 million, net of tax of $0.4 million.

(f) Foreign exchange

The Company has cumulative translation adjustment balances relating to its conversion from a Canadian dollar functional currency to a US dollar functional currency in 2007. IFRS 1 permits cumulative translation gains and losses to be reset to zero at the transition date. The Company elected to reset all cumulative translation gains and losses to zero at its transition date, which resulted in a decline of $6.4 million in the foreign currency translation reserve and a corresponding increase in the deficit at January 1, 2010.

(g) Deferred taxes

IAS 12, Income Taxes, requires that where non-monetary assets and liabilities are measured in the Company’s functional currency, but where the Company’s taxable profit or loss is determined in a different currency, changes in the exchange rate give rise to temporary differences that result in deferred tax assets or liabilities. Under Canadian GAAP, the recognition of future income tax assets and future income tax liabilities due to exchange rate differences were not accounted for. The Mexican peso has weakened versus the US dollar since the majority of the Company’s assets were acquired, resulting in additional deferred income taxes recognized by the Company under IFRS.

Under Canadian GAAP, deferred taxes are classified as current or non-current on the basis of either the underlying asset or liability, or the expected reversal of items not related to an asset or liability. Under IFRS, all deferred tax assets and liabilities are classified as non-current. Therefore, a reclassification adjustment of $4.2 million was made to present all deferred tax assets and liabilities as non-current.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjustments to the deferred tax liability, including the tax effect of other IFRS transition adjustments, resulted in the following increases or (decreases) to the liability:

		January 1
(in thousands)	Note	2010
Foreign exchange temporary difference		$29,949
Amortization of property, plant and equipment	(a)	(3,148)
Reclamation asset	(b)	(306)
Employee future benefits	(d)	120
Borrowing costs	(e)	(347)
Other		219
Increase / (decrease) in deferred tax liability		$26,487

OTHER SIGNIFICANT ACCOUNTING POLICY DIFFERENCES

(a) Business combinations

IFRS 1 provides the option to apply IFRS 3 Business Combinations retrospectively or prospectively from the transition date. The retrospective basis would require restatement of all business combinations that occurred prior to the transition date. The Company elected not to retrospectively apply IFRS 3 to business combinations that occurred prior to the transition date and as a result, such business combinations have not been restated. The election of this exemption did not preclude the Company from the requirement to assess the assets and liabilities acquired in business combinations and test goodwill for impairment prior to transition in determining the opening balance sheet under IFRS.

(b) Impairment of long-lived assets

Canadian GAAP generally uses a two-step approach to impairment testing while IFRS uses a one-step approach when testing and measuring impairment. This increases the likelihood of impairment where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but would not be supported on a discounted cash flow basis. In addition, IFRS requires the reversal of any previous impairment losses, other than goodwill impairment losses, where circumstances leading to the original impairment have changed. Canadian GAAP prohibits reversal of impairment losses. The Company has performed a goodwill impairment test at transition and has determined that there is no adjustment required upon transition to IFRS.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

As part of the assessment of each IFRS in phase two of the Company’s project, internal controls over financial reporting and disclosure controls and procedures were considered. For example, any changes in accounting policies could result in additional controls or procedures being required to address the reporting of the Company’s first time adoption and on-going reporting requirements.

As a result of the adoption of IAS 16, Property, Plant and Equipment, certain controls and procedures were designed and put in place to ensure the accurate componentization and amortization of the Company’s property, plant and equipment. However, the Company does not consider these changes to be significant. The Company does not anticipate any significant changes in internal control that will be required as a result of the implementation of IFRS. The certifying officers have completed the design, and are in the process of evaluating the effectiveness of key controls implemented as a result of IFRS, to prepare for certification under IFRS in 2011.

The Company has, and will continue to ensure that key stakeholders are informed about the anticipated effects of the IFRS transition.

FINANCIAL REPORTING EXPERTISE

The Company has identified an IFRS Project Team, comprised of senior finance staff and senior management. The majority of these individuals have attended external IFRS training specific to the mining industry. The Company has provided training to all personnel impacted by accounting changes upon transition to IFRS.

The Company has held an IFRS information session with the Company’s Audit Committee of the Board of Directors. During this session, management and external advisors provided the members with the Company’s project plan, and presented the expected areas of significance. The Audit Committee has also reviewed and approved the Company’s analysis of each relevant IFRS standard, and the Company’s opening balance sheet.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported:

(i) Ore inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average cost or net realizable value (NRV). NRV is the difference between the estimated future realizable gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in mill circuits and in stockpiles, and an assumption of the gold price expected to be realized when the gold is recovered. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down or a portion thereof is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. The reversal is limited to the amount of the original write-down for inventory still on hand.

Ore on leach pads is ore that is placed on pads where it is saturated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depletion and amortization relating to mining operations, incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

(ii) Mineral reserves and resources used to measure depletion and amortization

The Company records depletion and amortization expense based on the estimated useful economic lives of long-lived assets. Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives. Mining interests are amortized using the units of production method over proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Changes in reserve and resources estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve and resources estimates to substantially change from period to period. Actual production could differ from expected based on reserves and resources, and an adverse change in gold prices could make a reserve or resource uneconomic to mine. Variations could also occur in actual ore grades and gold and silver recovery rates from estimates. A key trend that could reasonably impact reserves and resources estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, this could result in an upward revision to reserves and resources estimates as material not previously classified as a reserve or resource becomes economic at higher gold prices.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

(iii) Goodwill and long-lived assets

Goodwill is not amortized and is assessed for impairment at the reporting unit level on at least an annual basis. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, a potential goodwill impairment has been identified and must be quantified by comparing the estimated fair value of the reporting unit’s goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

The Company periodically assesses the recoverability of long-lived assets when there are indications of potential impairment. In performing these analyses, the Company considers such factors as current results, trends and future prospects, current market value and other economic factors. A substantial change in estimated undiscounted future cash flows for these assets could materially change their estimated fair values, possibly resulting in additional impairment.

(iv) Post-employment and post-retirement benefits

Certain estimates and assumptions are used in actuarially determining the Company’s defined pension and employee future benefit obligations. Significant assumptions used to calculate the pension and employee future benefit obligations are the discount rate and long-term compensation rate. These assumptions depend on various underlying factors such as economic conditions, investment performance, employee demographics and mortality rates. These assumptions may change in the future and may result in material changes in the pension and employee benefit plans expense.

(v) Future income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of future income tax assets and liabilities recorded in the financial statements. Changes in future tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Each period, the Company evaluates the likelihood of whether some portion or all of each future tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to future tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. If it is determined that it is more likely than not (a likelihood of more than 50%) that all or some portion of a future tax asset will not be realized, a valuation allowance is recorded. Changes in valuation allowances are recorded as a component of income tax expense or recovery for each period.

(vi) Asset retirement obligations

Asset retirement obligations (“AROs”) arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. The Company records the fair value of an ARO in the financial statements when it is incurred, and capitalizes this amount as an increase in the carrying amount of the related asset. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances. In the future, changes in regulations, laws or enforcement could adversely affect operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, the mining properties could result in significant costs.

The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of an ARO is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over periods up to 9 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of AROs can materially change over time.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

(i) Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the applicable time periods, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As of December 31, 2010 an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2010.

(ii) Management’s Report on Internal Control Over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Management is furthermore responsible for the evaluation of the effectiveness of internal control over financial reporting for the year ended December 31, 2010. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles and reconciled to US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

As of December 31, 2010, management evaluated the effectiveness of the Company's internal control over financial reporting. In making this evaluation, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s design and operating effectiveness of internal control over financial reporting was effective as at December 31, 2010. No material weaknesses were identified by management during this evaluation.

(iii) Change in Internal Control over Financial Reporting

There have been no significant changes in internal controls over financial reporting during the three months ended December 31, 2010 that could have materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.

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2010 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. The term “resources” does not equate to the term “reserves”, and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) (see Note 2: Summary of Significant Accounting Policies to the financial statements), which differ in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Differences between GAAP and U.S. GAAP that are applicable to the Company are described in the Company’s 40-F form filed with the U.S. Securities and Exchange Commission, which is available at www.edgar.com. The Company’s reporting currency is in United States dollars unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 40-F Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding future gold and silver production and cash costs per ounce; potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Company’s projects; future cash flows; estimates regarding the future costs related to exploration at the Company’s projects; the nature and availability of additional funding sources; and future plans and objectives of the Company. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in more detail in the Company’s Annual Information Form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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